FILE NO. 82-35053

ING

LAW DEPARTMENT

August 10, 2007

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ING Canada Inc. – File No. 82-35053

Dear Sir or Madam:

Further to the exemption under Rule 12g3-2(b) granted to ING Canada Inc., we are enclosing the following documents:

- News release announcing financial results of ING Canada Inc. for Second Quarter of 2007 and dated August 8, 2007.
- Interim financial statements of ING Canada Inc. for the quarterly period ended June 30, 2007 and dated August 8, 2007;
- Interim management's discussion and analysis of ING Canada Inc. for the quarterly period ended June 30, 2007 and dated August 8, 2007;
- Certification of interim filings by the CEO dated August 8, 2007 (Form 52-109F2);
- Certification of interim filings by the CFO dated August 8, 2007 (Form 52-109F2);

All documents were filed by ING Canada Inc. with the applicable provincial and territorial securities commissions of Canada on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR").

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

FILE NO. 82-35053

ING

LAW DEPARTMENT

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at (514) 985-7111, ext. 8367.

Very truly yours,

Danistan Saverimuthu
Legal Counsel
ING Canada Inc.

(Enclosures)

cc: Francoise Guénette
Senior Vice President, Corporate and Legal Services
ING Canada Inc.

Chantal Denommée
Vice-President, Legal Affairs and Compliance
ING Canada Inc.

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

ING

NEWS RELEASE

Toronto, ON – August 8, 2007

ING Canada Reports Second Quarter Results

Earnings per share up to $1.56
Strong investment results offset decline in underwriting income

ING Canada Inc. (TSX: IIC) reported net income of $194.3 million for the quarter ended June 30, 2007, compared to $206.0 million in the same quarter last year. On a per share basis, net income increased to $1.56 from $1.54 as a result of a share buyback completed earlier this year. The growth in direct premiums written remained strong during the quarter despite overall rate reductions, and amounted to $1,205.1 million, a 3.7% increase excluding industry pools.

For the first six months of the year, net income amounted to $320.5 million or $2.49 per share compared to $391.8 million or $2.93 per share while direct premiums written reached $2,059.2 million, a 3.9% increase excluding industry pools.

CEO's comments

Claude Dussault, President and CEO, commented:

"The strong performance of our investment activities, which resulted in higher interest and dividend income and increased gains on the sale of invested assets, softened the impact of a reduced contribution of our underwriting activities to our overall profitability. Underwriting income declined during the quarter as a result of an increase in the severity of property losses and higher damages resulting from seasonal storm activities in some regions.

"The effective deployment of our capital through a share buyback completed earlier this year allowed us to continue creating value for our shareholders with an increase in earnings per share during the quarter and a return on equity of 18.3% over the last twelve months."

Dividend

ING Canada declared a quarterly dividend of 27.0 cents per share on its outstanding common shares. The dividend will be payable on September 28 to shareholders of record on September 14.

Current Outlook

Management expects several key factors to affect the property and casualty insurance industry over the coming twelve months. Both top-line growth and underwriting ratios for the property and casualty insurance industry will trend back towards historical levels. The cost containment measures in automobile insurance adopted over the years will continue to be a key performance driver. While automobile claims frequency continues to remain low, increases in frequency or severity of claims may lead to rate increases. Commercial insurance markets remain competitive and prices continue to soften. Furthermore, non-residential construction costs increases are also exerting pressure on commercial insurance underwriting margins.

Financial Highlights

	2007 Q2	2006 Q2	Change	2007 YTD	2006 YTD	Change
Direct Premiums Written ($ millions)	1,205.1	1,176.1	2.5%	2,059.2	1,988.6	3.6%
Net Premiums Earned ($ millions)	976.7	955.7	2.2%	1,933.3	1,892.6	2.2%
Underwriting Income ($ millions)	92.3	165.6	(44.3)%	132.6	245.6	(46.0)%
Net Income ($ millions)	194.3	206.0	(5.7)%	320.5	391.8	(18.2)%
Earnings Per Share ($)						
Basic and Diluted	1.56	1.54	1.3%	2.49	2.93	(15.0)%
Return on Equity - last 12 months	18.3%	27.5%	(9.2) pts			
Combined Ratio	90.6%	82.7%	7.9 pts	93.1%	87.0%	6.1 pts

Financial Summary

- **Net income** for the second quarter of 2007 was $194.3 million, a 5.7% decrease from the same quarter in 2006. The decrease was primarily driven by higher property claims due to increased severity and weather-related damage in both personal and commercial property. Higher gains on invested assets and dividend income, greater contribution from the corporate and distribution segment as well as lower taxes partially offset the lower underwriting income.

  For the first six months of the year, net income amounted to $320.5 million down 18.2% from the corresponding period of last year. The decline in both underwriting income and in net gains on invested assets was partly offset by higher interest and dividend income, corporate and distribution income as well as lower taxes.

- **Direct premiums written** amounted to $1,205.1 million during the quarter, compared to $1,176.1 million in the same quarter of last year, a 3.7% increase excluding industry pools. The growth in direct premiums written remained strong driven by personal insurance which grew by 6.5%, excluding pools. Overall, the number of written risks also increased by 3.2%. While the increased number of risks insured had a positive impact on the direct premiums written, the growth rate was constrained by a 1.9% average rate reduction fuelled mainly by lower automobile insurance rates.

  For the first six months of the year, direct premiums written increased by 3.9% excluding pools. The growth occurred exclusively in personal insurance.

- **Net premiums earned** during the quarter amounted to $976.7 million, up 2.2% compared to the same period last year. For the first six months of the year, net premiums earned also increased at the same rate.

- **Underwriting income** for the quarter amounted to $92.3 million down 44.3% from the corresponding quarter of last year. The decline reflects mainly higher severity in property and the increased cost of weather-related claims that occurred during the quarter. Underwriting income benefited from a reduction in claims liabilities due to higher market interest rates used to discount them. Overall the combined ratio increased by 7.9 points to reach 90.6%. For the first six months of the year underwriting income fell 46.0% to $132.6 million with a 93.1% combined ratio.

  In personal insurance, property insurance underwriting registered a loss of $23.9 million during the quarter while automobile insurance underwriting income fell 5.7% to $73.8 million. Automobile insurance results remain healthy but continue to be negatively impacted by past rate reductions. Overall personal insurance underwriting income is down 38.5% to $87.0 million for the first six months of the year.

  Commercial insurance underwriting income fell by 34.1% during the period to $42.3 million as a result of increased severity. For the first six months, commercial insurance underwriting income amounted to $45.6 million down from $104.2 million last year.

- **Interest and dividend income, net of expenses** increased 6.6% to reach $86.9 million during the quarter and were up 12.3% for the first six months of the year. These increases were driven by higher dividend income as a result of increased equity holdings and higher dividend yields.

- **Net gains on invested assets** amounted to $53.6 million, a 54.0% increase driven mainly by more favourable equity market conditions. For the first six months of the year, net gains on invested assets declined from the unusually high level of 2006, when the portfolio of debt securities was realigned.

- **Corporate and distribution income** also increased both in the quarter and the first six months of the year.

- **Net operating income**, which is defined as net income excluding net gains on invested assets and other gains after tax, declined to $158.7 million or $1.27 per share from $182.6 million or $1.37 per share. Net operating income also declined during the first six months of the year.

- **Shareholders' equity** decreased 7.0% mainly as a result of the completion of the $500 million Substantial Issuer Bid on March 30.

Analyst estimates

Earnings per share for the quarter amounted to $1.56 compared to an average estimate of $1.30 among the analysts that follow the company.

Conference Call

ING Canada will host a conference call to review its earnings results later this morning at 10:00 am ET. To listen to the call via live audio webcast and to view the presentation slides and supplementary financial information, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 416-644-3418 or 1-800-731-5319 (toll-free in North America). Please call ten minutes before the start of the call.

A replay of the call will be available starting at 12:30 p.m. ET today through 11:59 p.m. ET on August 16. To listen to the replay, call 416-640-1917 or 1-877-289-8525 (toll-free in North America). The passcode is 21240895. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton
Vice President - Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Michelle Dodokin
Vice President – Investor Relations
416-344-8044
Email: michelle.dodokin@ingcanada.com

TABLE OF CONTENTS

The following Management's Discussion and Analysis ("MD&A"), which was approved by the Board of Directors on August 7, 2007, for the quarter ended on June 30, 2007 should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and accompanying notes as well as the MD&A and the Consolidated Financial Statements in the Company's 2006 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles ("GAAP") and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, general expenses and claims ratios as well as other performance measures. Such measures are defined in a glossary of terms on the Company's web site at www.ingcanada.com. Click on "Investor Relations", "Financial Information" and "Glossary" on the left navigation bar.

Forward-looking statements
This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2006 Annual Information Form. Please read the cautionary note in section 10.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

All figures in the MD&A tables are in millions of Canadian dollars, except as otherwise noted. A change column has been provided for convenience showing the change between the two quarters. Not applicable ("n/a") is used when there is no comparable information or the change percent exceeds 1,000. Not material ("n/m") is used when figures are not significant.

SECTION 1 – DESCRIPTION OF THE BUSINESS

ING Canada is the largest provider of property and casualty ("P&C") insurance in Canada with approximately an 11% market share. The Company offers automobile, property and liability insurance to individuals and small- to medium-sized businesses through broker and direct-to-consumer channels under the ING Insurance, belairdirect and Grey Power brands. The personal automobile business makes up approximately 50% of direct premiums written, personal property comprises 20% and commercial insurance makes up 30%. The independent broker channel accounts for approximately 80% of direct premiums written. The Company's investment management subsidiary manages the invested assets of the insurance subsidiaries.

ING Canada's strategy is to continue to maximize growth in the broker and direct-to-consumer channels. The Company is also expanding its network of affiliated brokerages through small-scale acquisitions. ING Canada's goals are to exceed the Canadian property and casualty insurance industry organic growth rate by a minimum of 300 basis points over time and to exceed the industry return on equity by at least 500 basis points annually.

More detailed information on ING Canada's strategies for growth can be found in the Company's 2006 Annual Report.

SECTION 2 – INDUSTRY OUTLOOK

Several key factors will affect the Canadian P&C insurance industry over the coming 12 months.

Industry growth and underwriting income
We expect underwriting ratios and industry premium growth to trend toward historical averages.

Claims costs in automobile insurance
Sustainability of cost containment measures will continue to be a key performance driver. Historically, after a period of years, there is potential for the effectiveness of such cost containment measures to atrophy and we will be particularly watchful for any such indications in the quarters ahead. Automobile claims frequency remains low. Increases in frequency and/or severity may lead to premium increases.

Commercial insurance competition
Commercial insurance continues to be competitive. Prices have softened in commercial lines, but the segment continues to deliver returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

Non-residential construction cost
Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

SECTION 3 – OVERVIEW OF CONSOLIDATED PERFORMANCE

Highlights

- Continued strong growth in direct premiums written driven by increases in written insured risks and average amount insured
- Lower underwriting income primarily due to an increase in property severity, including weather-related events
- Higher gains on invested assets due to more favourable equity market conditions

Financial summary

Table 1

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands)	**1,399.7**	1,356.2	3.2%	**2,350.1**	2,271.1	3.5%
Direct premiums written (including pools)	**1,205.1**	1,176.1	2.5%	**2,059.2**	1,988.6	3.6%
Direct premiums written (excluding pools)	**1,209.8**	1,166.4	3.7%	**2,056.1**	1,978.9	3.9%
Underwriting:						
Net premiums earned	**976.7**	955.7	2.2%	**1,933.3**	1,892.6	2.2%
Net claims and general expenses (table 3)	**884.4**	790.1	11.9%	**1,800.7**	1,647.0	9.3%
Net underwriting income	**92.3**	**165.6**	**(44.3)%**	**132.6**	**245.6**	**(46.0)%**
Combined ratio	***90.6%***	*82.7%*	*7.9 pts*	***93.1%***	*87.0%*	*6.1 pts*
Interest and dividend income, net of expenses (table 4)	**86.9**	81.5	6.6%	**173.6**	154.6	12.3%
Net gains on invested assets and other gains (table 5)	**53.6**	34.8	54.0%	**79.7**	142.5	(44.1)%
Corporate and distribution (table 9)	**18.0**	13.8	30.1%	**36.3**	21.4	69.2%
Income before income taxes	**250.8**	**295.7**	**(15.2)%**	**422.2**	**564.1**	**(25.2)%**
Income taxes	**56.5**	89.7	(37.0)%	**101.7**	172.3	(41.0)%
Effective income tax rate	***22.5%***	*30.4%*	*(7.9) pts*	***24.1%***	*30.5%*	*(6.4) pts*
Net income	**194.3**	**206.0**	**(5.7)%**	**320.5**	**391.8**	**(18.2)%**
EPS – basic and diluted (dollars)	**1.56**	**1.54**	**1.3%**	**2.49**	**2.93**	**(15.0)%**
ROE for the last twelve months	**18.3%**	**27.5%**	**(9.2)pts**			

Second quarter 2007

Excluding pools, direct premiums written increased by 3.7% in the second quarter despite an average rate decline of 1.9%. Direct premium growth was driven by a 3.2% increase in the number of written insured risks and a 3.6% rise in the average amount insured. Personal insurance continued to deliver strong growth in the second quarter.

Net income for the second period was down by $11.7 million due to a decrease in underwriting income, partly offset by higher net gains on invested assets, an increase in dividend income and higher corporate and distribution income. The effective income tax rate was 7.9 percentage points lower year-over-year due to an increase in non-taxable income relative to underwriting income and a reduction of tax liabilities.

Lower underwriting income was primarily caused by an increase in severity in personal property and commercial non-auto, as well as claims associated with catastrophic floods and hail in Alberta. In personal auto, rate decreases and an increase in severity contributed to lower underwriting results in the quarter. Underwriting income benefited from a $40.8 million reduction to claims liabilities to reflect higher market yields, which primarily affected prior year claims development. The market yield adjustment is described in section 7.

The following table reflects major changes in income before income taxes.

Table 2

	Three months ended June 30, 2007		Six months ended June 30, 2007	
As reported in Q2 06		295.7		564.1
Lower favourable prior year claims development	(1.9)		(26.7)	
Current accident year:				
Higher losses from catastrophes	(15.3)		(9.6)	
Lower results from Facility Association	(11.0)		(4.4)	
Lower underwriting income	(45.2)		(72.3)	
Change in net underwriting income		(73.4)		(113.0)
Higher (lower) net gains on invested assets and other gains		18.8		(62.8)
Higher interest and dividend income, net of expenses		5.5		19.1
Corporate and distribution		4.2		14.8
As reported in Q2 07		**250.8**		**422.2**

Year-to-date 2007

Direct premiums written increased by 3.9%, excluding pools, despite an overall rate decline of 2.1%. Growth was driven by a 3.5% increase in the number of written insured risks and a rise in the average amount insured. Personal lines continued to demonstrate strong growth, driven by successful initiatives to maximize growth in the broker network and expand direct-to-consumer channels.

Net income was down by 18.2% in the first six months of the year due to a combination of lower underwriting income, as well as lower net gains on invested assets in the first quarter compared to unusually high gains in the first quarter of 2006. A lower effective tax rate, higher dividends and an increase in income from the corporate and distribution segment positively impacted results in the period.

Year-to-date, the effective income tax rate was 24.1% versus 30.5% in the first six months of 2006. The rate decline is described in more detail in the second quarter discussion above.

Underwriting income was positively impacted by a reduction to claims liabilities to reflect higher market yields (see section 7). Higher current accident year claims were driven by a marked increase in severity in personal property and commercial non-auto. Frequency rose modestly in personal lines and decreased in the commercial business in the first half of the year.

In the first quarter, one less day of earned premiums was included in the quarter results, which negatively impacted underwriting income by $10.8 million. In the second quarter, there was no impact on underwriting income.

Return on equity

Return on Equity ("ROE") for the twelve-month period ending June 30, 2007 was 18.3% compared to 27.5% for the same period last year. The decline was due to lower year-over-year net income in the first half of 2007.

ROE is a non-GAAP measure calculated by dividing net income for the period by the average shareholders' equity during the same period. The average shareholders' equity is the mean of shareholders' equity at the beginning and end of the period. Shareholders' equity includes accumulated other comprehensive income ("AOCI").

Recent events

In response to increasing consolidation in the mutual fund distribution industry, evolving market trends and the need to offer a broader array of financial products and services, ING Canada initiated a strategic review of its wealth management business last year. Ultimately, the Company concluded that its brokers, financial services representatives and their clients would benefit from the more specialized support of a dedicated and well-established financial products distribution company. On August 2, 2007, ING Canada announced that it reached definitive agreements to transfer its mutual fund assets administered by ING Wealth Management ("IWM") to Groupe Cloutier Inc. ("Groupe Cloutier") in Quebec and Worldsource Financial Management Inc. ("Worldsource") in the rest of Canada. Groupe Cloutier and Worldsource will provide ING Canada's brokers and representatives with access to products and services offered through IWM and will sponsor existing independent financial services representatives of IWM.

Historically, IWM did not contribute materially to the Company's annual results. The transfer of assets from IWM to Groupe Cloutier and Worldsource is subject to regulatory approvals and is expected to be completed in Fall 2007. Costs associated with the transfer of assets will not have a material impact in 2007.

Groupe Cloutier is a well established financial services brokerage that has been operating in Quebec for over 25 years. The company has over 1000 financial services representatives and 100 employees.

A subsidiary of Guardian Capital Group Limited, Worldsource Financial Management Inc. is a mutual fund dealer offering a wide range of investment products and services through more than 500 independent mutual fund representatives.

SECTION 4 – CONSOLIDATED PERFORMANCE REVIEW

Written insured risks

The number of written insured risks grew 3.2% during the quarter and by 3.5% year-to-date, driven by solid growth in personal lines. In commercial lines, the number of insured risks was flat in both quarters this year.

Direct premiums written

Excluding pools, direct premiums written increased 3.7% in the second period and 3.9% year-to-date, compared to the previous year, driven by strong growth in written insured risks and the average amount insured.

Net claims and general expenses

Table 3

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net claims:						
(Favourable) prior year claims development	**(37.6)**	(39.5)	(4.7)%	**(49.8)**	(76.5)	(34.9)%
Current year catastrophes	**14.9**	(0.4)	n/a	**14.9**	5.3	181.1%
Current year claims	**624.0**	537.8	16.0%	**1,261.8**	1,126.5	12.0%
Total	**601.3**	497.9	20.8%	**1,226.9**	1,055.3	16.3%
Commissions, net	**147.6**	154.9	(4.7)%	**301.2**	317.9	(5.3)%
Premium taxes, net	**34.0**	33.2	2.3%	**67.6**	65.3	3.6%
General expenses, net	**101.5**	104.1	(2.5)%	**205.0**	208.5	(1.7)%
Total	**884.4**	**790.1**	**11.9%**	**1,800.7**	**1,647.0**	**9.3%**
Combined ratio	**90.6%**	**82.7%**	**7.9 pts**	**93.1%**	**87.0%**	**6.1 pts**

Prior year claims development

Favourable prior year claims development declined slightly in the second quarter and by $26.7 million year-to-date compared to the same periods in 2006. The decrease in favourable prior year claims development year-to-date was mainly due to less favourable development in personal auto due to higher accident benefit and bodily injury claims. Prior year claims development benefited from an adjustment to claims liabilities to reflect higher market yields discussed in section 7.

Catastrophes

In the second quarter, underwriting income was negatively affected by $14.9 million in catastrophe-related claims compared to a $0.4 million positive impact in the same period in 2006. Floods in Calgary and hail storms in Edmonton caused the catastrophe-related claims in the second quarter.

Current accident year claims

Current accident year claims were up in the second quarter and year-to-date mainly due to a rise in severity of property claims. Personal auto claim severity was up in the second quarter. Overall, frequency decreased in both personal and commercial lines in the second period. Year-to-date, frequency was up modestly in personal lines and down in commercial lines.

Commissions

Variable commissions were down in the second quarter and year-to-date due to lower underwriting results.

Industry pools

Industry pools consist of the so-called "residual market" as well as risk-sharing pools ("RSP") in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except the Quebec RSP. In the second quarter and year-to-date, the net effect of transfers in and out of these pools on current accident year results was negligible despite a negative impact from the Facility Association.

Interest and dividend income, net of expenses

Table 4

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Interest income	**47.3**	49.8	(5.0)%	**97.9**	95.8	2.2%
Dividend income	**44.6**	37.5	18.9%	**85.5**	70.5	21.3%
Interest and dividend income, before expenses	**91.9**	87.3	5.3%	**183.4**	166.3	10.3%
Expenses	**(5.0)**	(5.8)	(13.8)%	**(9.8)**	(11.7)	(16.2)%
Interest and dividend income, net of expenses	**86.9**	**81.5**	**6.6%**	**173.6**	**154.6**	**12.3%**

Interest income

Interest income is derived from debt securities, most of which are corporate and government issued securities. The $2.5 million decline in interest income in the second quarter was due to the sale of short-term invested assets used to fund a $500.0 million share buyback in the first quarter.

Dividend income

The increase in dividend income in the second quarter and year-to-date was due to an increase in equity holdings and higher dividend yields versus the same periods in 2006.

Market-based yield

The market-based yield is a non-GAAP measure that represents the total interest and dividend income (before expenses) divided by the average fair values of equity and debt securities held during the reporting period. The market-based yield was 5.2% in the second quarter compared to 4.9% in the same quarter of last year. Year-to-date, the market-based yield was 5.1% versus 4.7% in the first six months of 2006.

Net gains on invested assets and other gains

Table 5

	Three months ended June 30			Six months ended June 30		
	2007	2006	Change	2007	2006	Change
Debt securities:						
Realized (losses) gains	**(14.8)**	(14.2)	4.2%	**(9.4)**	13.0	(172.3)%
Unrealized losses	**(32.6)**	-	n/a	**(35.1)**	-	n/a
Impairments	**(1.3)**	-	n/a	**(1.3)**	-	n/a
Gains on derivatives	**15.1**	3.7	308.1%	**14.8**	7.9	87.3%
Equity securities:						
Realized gains	**96.3**	38.4	150.8%	**129.9**	116.8	11.2%
Unrealized (losses) gains	**(2.2)**	-	n/a	**1.1**	-	n/a
Impairments	**-**	(6.7)	n/a	**(12.6)**	(9.6)	31.3%
(Losses) gains on derivatives	**(6.9)**	12.4	(155.6)%	**(8.3)**	11.6	(171.6)%
Other	**-**	1.2	n/a	**0.6**	2.8	(78.6)%
Total before income taxes	**53.6**	**34.8**	**54.0%**	**79.7**	**142.5**	**(44.1)%**
After income taxes	**35.6**	**23.4**	**52.1%**	**48.1**	**95.4**	**(49.6)%**

Net gains on invested assets

In the second quarter, pre-tax gains on invested assets and other gains increased by $18.8 million reflecting an increase in gains on equity securities driven by more favourable equity market conditions and a decrease in impairments. Bond market values fell sharply in the second quarter following interest rate increases, resulting in realized and unrealized losses on debt securities including losses on held-for-trading instruments. On a year-to-date basis, significantly lower realized gains on invested assets in the first quarter offset higher gains in the second period.

From quarter to quarter, realized gains fluctuate due to the timing of asset dispositions and market conditions. The Company's objective is to maximize after-tax total returns and generate long-term value over time, balancing preservation of capital, risk diversification and tax mitigation strategies.

Net operating income

Table 6

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net income	**194.3**	206.0	(5.6)%	**320.6**	391.8	(18.2)%
Net gains on invested assets and other gains, after income taxes (table 5)	**35.6**	23.4	52.1%	**48.1**	95.4	(49.6)%
Net operating income	**158.7**	182.6	(13.1)%	**272.5**	296.4	(8.1)%
Average outstanding common shares (millions)	**124.5**	133.7	(6.9)%	**129.0**	133.7	(3.5)%
Net operating income per share (dollars)	**1.27**	**1.37**	**(7.3)%**	**2.12**	**2.22**	**(4.5)%**

Net operating income and net operating income per share are non-GAAP measures. Net operating income is equal to net income less net gains on invested assets and other gains, after tax. Net operating income per share is equal to net operating income for the period divided by the average outstanding number of common shares for the same period. These measures may not be comparable to similar measures used by other companies, however, they are widely used in the investment community to assess the Company's performance.

Other comprehensive income

Other comprehensive income ("OCI") was introduced with the new accounting standards in 2007. OCI includes the changes in fair values of invested assets classified as available for sale, less the gains realized on their sale which are reclassified to income. Both items are tax affected. OCI was negative year-to-date by $98.5 million. Negative other comprehensive income reflects the decline in the net unrealized gain position during 2007 caused by higher market interest rates and by equity dispositions.

SECTION 5 – SEGMENT PERFORMANCE REVIEW

The Company's segments are P&C insurance (underwriting) and corporate and distribution. ING Canada's core business activity is underwriting which is further divided into personal and commercial business lines. The corporate and distribution segment includes the results of the Company's distribution operations and other corporate items. The Company holds invested assets in its holding company as well as in its P&C subsidiaries. These assets generate interest and dividend income as well as realized and unrealized gains, both of which have been discussed in detail above.

Underwriting - Personal insurance

Table 7

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands):						
Automobile	**771.2**	741.8	4.0%	**1,291.8**	1,238.3	4.3%
Property	**482.7**	468.3	3.1%	**804.8**	779.5	3.2%
Total	**1,253.9**	**1,210.1**	**3.6%**	**2,096.6**	**2,017.8**	**3.9%**
Direct premiums written (excluding pools):						
Automobile	**617.1**	583.7	5.7%	**1,039.0**	979.3	6.1%
Property	**262.2**	241.7	8.5%	**430.4**	396.4	8.6%
Total	**879.3**	**825.4**	**6.5%**	**1,469.4**	**1,375.7**	**6.8%**
Net premiums earned:						
Automobile	**500.6**	476.0	5.2%	**986.8**	940.4	4.9%
Property	**205.7**	194.9	5.5%	**405.9**	384.8	5.5%
Total	**706.3**	**670.9**	**5.3%**	**1,392.7**	**1,325.2**	**5.1%**
Net underwriting income:						
Automobile	**73.8**	78.3	(5.7)%	**87.7**	108.6	(19.2)%
Property	**(23.9)**	23.2	(203.0)%	**(0.7)**	32.8	(102.1)%
Total	**49.9**	**101.5**	**(50.8)%**	**87.0**	**141.4**	**(38.5)%**
Ratios						
Claims ratio	**65.3%**	55.8%	9.5 pts	**65.7%**	59.6%	6.1 pts
Commissions ratio	**15.0%**	16.4%	(1.4) pts	**15.5%**	16.8%	(1.3) pts
Premium taxes ratio	**3.4%**	3.4%	0.0 pts	**3.5%**	3.4%	0.1 pts
General expenses ratio	**9.2%**	9.3%	(0.1) pts	**9.1%**	9.5%	(0.4) pts
Combined ratio	**92.9%**	**84.9%**	**8.0 pts**	**93.8%**	**89.3%**	**4.4 pts**

Second quarter 2007

Direct written premiums grew by 6.5% excluding pools, driven by a 3.6% increase in written insured risks and a rise in the amount insured in both personal auto and personal property. On average, rates decreased by 2.9% in personal auto and increased by 1.0% in personal property.

Underwriting income was negatively affected by an increase in current year claims severity in personal property, rate decreases and higher severity in personal auto, and lower favourable prior year claims development. Catastrophic claims associated with floods and hail in Alberta also negatively affected results in the second period. Overall, claims frequency was stable during the quarter.

Year-to-date 2007

Excluding pools, direct premiums written rose 6.8% in the first half of the year, driven by a 3.9% increase in the number of written insured risks and an increase in average amount insured. Average rates in personal auto decreased by 3.1% and increased by 0.7% in personal property year-to-date.

Underwriting income was lower due to an increase in current accident year claims severity, rate decreases in personal auto and lower favourable prior year claims development. Catastrophe-related claims in Alberta in the second quarter also negatively impacted underwriting results for the first half of the year. Frequency in personal auto was up slightly and flat in personal property.

Underwriting - Commercial insurance

Table 8

	Three months ended June 30			Six months ended June 30		
	2007	2006	Change	2007	2006	Change
Written insured risks (thousands):						
Automobile	**79.2**	79.3	(0.1)%	**134.2**	133.9	0.2%
Non-auto	**66.5**	66.7	(0.3)%	**119.3**	119.5	(0.2)%
Total	**145.7**	**146.0**	**(0.2)%**	**253.5**	**253.4**	**0.0%**
Direct premiums written (excluding pools):						
Automobile	**98.3**	102.4	(4.0)%	**166.9**	170.7	(2.2)%
Non-auto	**232.2**	238.6	(2.7)%	**419.8**	432.5	(2.9)%
Total	**330.5**	**341.0**	**(3.1)%**	**586.7**	**603.2**	**(2.7)%**
Net premiums earned:						
Automobile	**79.9**	82.0	(2.6)%	**159.1**	162.7	(2.2)%
Non-auto	**190.5**	202.8	(6.1)%	**381.5**	404.7	(5.7)%
Total	**270.4**	**284.8**	**(5.1)%**	**540.6**	**567.4**	**(4.7)%**
Net underwriting income (loss):						
Automobile	**10.4**	15.4	(32.5)%	**14.5**	21.7	(33.2)%
Non-auto	**31.9**	48.8	(34.6)%	**31.1**	82.5	(62.3)%
Total	**42.3**	**64.2**	**(34.1)%**	**45.6**	**104.2**	**(56.2)%**
Ratios						
Claims ratio	**51.9%**	43.4%	8.5 pts	**57.7%**	46.9%	10.8 pts
Commissions ratio	**19.4%**	20.2%	(0.8) pts	**20.1%**	21.1%	(1.0) pts
Premium taxes ratio	**3.6%**	3.6%	0.0 pts	**3.6%**	3.5%	0.1 pts
General expenses ratio	**9.5%**	10.3%	(0.8) pts	**10.1%**	10.1%	0.0 pts
Combined ratio	**84.3%**	**77.5%**	**6.9 pts**	**91.6%**	**81.6%**	**9.9 pts**

Second quarter 2007

Excluding pools, direct premiums written decreased by 3.1% in commercial lines reflecting a shift in the portfolio mix toward smaller commercial accounts. Written insured risks were relatively flat.

The decrease in underwriting income was caused by an increase in severity in commercial non-auto. In commercial auto, lower underwriting income reflects adverse prior year claims development offset by lower current year claims. Overall, favourable prior year claims development increased in commercial lines. Frequency in commercial lines was down in the second quarter.

Softer growth in commercial lines reflects the competitiveness of the commercial segment. ING Canada's commercial book is focused on small- to medium-sized accounts, which are less price-sensitive than larger commercial accounts, providing some insulation in a more aggressive pricing environment.

Year-to-date

Direct premiums written excluding pools were down 2.7% in the first half of the year primarily due to a change in portfolio mix, referred to in the second quarter discussion. The number of written insured risks was down slightly.

Underwriting income was down significantly for the first six months of the year due to an increase in severity of current year claims in commercial non-auto. Current accident year claims improved in commercial auto year-over-year due to lower frequency and severity.

Corporate and distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other activities.

Table 9

	Three months ended June 30			**Six months ended June 30**		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Distribution income	**32.6**	30.3	7.6%	**56.4**	49.3	14.4%
Distribution expenses	**21.3**	17.6	21.0%	**42.6**	32.3	31.9%
Distribution earnings	**11.3**	12.7	(11.0)%	**13.8**	17.0	(18.8)%
Other income, net	**6.7**	3.1	116.1%	**22.4**	8.4	166.7%
Interest on debt	**-**	2.0	(100.0)%	**-**	4.0	(100.0)%
Income before income taxes	**18.0**	**13.8**	**30.4%**	**36.3**	**21.4**	**69.6%**

Distribution income and expenses have increased in line with growth in the Company's network of affiliated independent brokerages (Affiliated Distribution Network). Other income in the second quarter includes a reduction to a provision established for a prior year divestiture that became redundant. The reduction was $16.0 million in the second quarter and $28.0 million year-to-date.

SECTION 6 – SUMMARY OF QUARTERLY RESULTS

Table 10

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Written insured risks (thousands)	**1,399.7**	950.4	1,051.1	1,242.9	1,356.1	914.9	1,012.7	1,195.2
Direct premiums written (excluding pools)	**1,209.8**	846.3	955.6	1,059.1	1,166.4	812.5	913.6	997.1
Total revenues	**1,152.2**	1,099.6	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3
Underwriting income	**92.3**	40.3	62.3	95.9	165.6	79.9	126.3	116.7
Net income	**194.3**	126.2	109.4	156.8	205.9	185.9	196.9	202.8
Combined ratio (%)	**90.6**	95.8	93.6	89.9	82.7	91.5	86.9	87.7
EPS-basic/diluted (dollars)	**1.56**	0.95	0.82	1.17	1.54	1.39	1.47	1.52
(Favourable) prior year claims development	**(37.6)**	(12.2)	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)	(93.6)

The insurance business is seasonal in nature. While our underwriting revenues are generally stable from quarter to quarter, underwriting income is typically higher in the second and third quarters of each year. This is driven by lower combined ratios in those periods, which is reflected in the seasonal index below.

Seasonal indicator

Table 11

	2006	2005	2004	2003	Four-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

SECTION 7 – FINANCIAL CONDITION

7.1 Balance Sheet Analysis

The table below shows the balance sheet as reported on December 31, 2006 compared to the one as at January 1, 2007 after adopting the new accounting standards as well as the one as at June 30, 2007.

Table 12

	As at		
	June 30, 2007	Jan. 1, 2007	Dec. 31, 2006
Cash and cash equivalents	**5.6**	125.9	125.9
Invested assets	**7,059.5**	7,503.9	7,241.9
Premiums receivables	**1,478.7**	1,366.9	1,366.9
Accrued interest and dividend income	**54.8**	51.1	51.1
Other receivables	**394.3**	282.8	282.8
Deferred acquisition costs	**375.9**	372.8	372.8
Reinsurance assets	**266.2**	290.1	288.1
Other assets	**252.6**	246.0	246.0
Income taxes receivable	**133.6**	54.1	54.1
Future income tax asset	**69.9**	55.5	119.2
Intangible assets and goodwill	**227.1**	228.5	228.5
Total assets	**10,318.2**	**10,577.6**	**10,377.3**
Claims liabilities	**3,878.8**	3,841.5	3,823.5
Unearned premiums	**2,341.1**	2,264.1	2,264.1
Other liabilities	**902.2**	922.4	844.9
Income taxes payable	**16.1**	24.0	24.0
Total liabilities	**7,138.2**	**7,052.0**	**6,956.5**
Share capital	**1,101.9**	1,183.9	1,183.9
Contributed surplus	**96.8**	93.5	93.5
Retained earnings	**1,970.8**	2,139.1	2,143.4
AOCI	**10.5**	109.1	-
Total shareholders' equity	**3,180.0**	**3,525.6**	**3,420.8**
Total liabilities and shareholders' equity	**10,318.2**	**10,577.6**	**10,377.3**
Book value per share	**25.55**	**26.40**	**25.58**

The following analysis of the balance sheet is divided in two sections, one describing the impact of the adoption of new accounting standards as described below on January 1, 2007 and one describing the significant variances on selected items at the end of Q2 07 after reflecting the successful completion of the share buy-back of March 30, 2007.

Impact of the adoption of new accounting standards on January 1, 2007

The adoption of new accounting standards on January 1, 2007 has increased net assets by $104.8 million as follows:

- Invested assets increased by $262.0 million to reflect the difference between their book values and fair values on December 31, 2006. Also included is the value of derivatives embedded in our preferred shares which was not previously recognized for $71.6 million, an amount subject to refinement, as well as a $9.2 million reduction of fair values to reflect bid/ask prices rather than closing prices in the valuation of investments. Historically, we disclosed fair values of invested assets based on closing prices.
- Claims liabilities increased by $18.0 million to reflect discounting at rates reflecting market conditions rather than book rates as was the case in prior periods. The adjustment also affects reinsurance assets as the reinsurers' share of the claims liabilities was increased by $2.0 million for the same reasons.
- Other liabilities increased by $77.6 million to reflect the difference between the book values and fair values of short securities and the value of the embedded derivatives discussed above of $71.6 million, also subject to refinement.
- The changes above were all tax-affected and as a result, the future income tax asset was reduced by $63.7 million.

The impact of the above changes is reflected in different accounts of shareholders' equity depending on whether they are classified as held-for-trading or available for sale. In summary:

- Retained earnings were reduced by $4.3 million, due to the changes which relate to instruments classified or designated as held-for-trading and net claims liabilities.
- AOCI, a new component of shareholders' equity, increased by $109.1 million being the change related to assets classified as available for sale (see table 14).

Review of selected accounts at the end of Q2 07 compared to January 1, 2007

Invested assets decreased $444.4 million mainly due to the share buyback of $501.1 million in the first quarter. During the second quarter, short-term securities were transferred to invested assets.

Other receivables, deferred acquisition costs and **unearned premiums** are higher due to the seasonality of sales between quarters. A portion of deferred acquisition costs related to prior acquisitions were reclassified to goodwill during the quarter.

Income taxes receivable are higher due to the timing of tax payments.

Claims liabilities are up slightly in the quarter due to a higher number of policies in force. Note 4 of the Unaudited Interim Consolidated Financial Statements provides a full reconciliation of the changes in claims liabilities.

Market yield adjustment

Claims liabilities are measured using accepted actuarial practice, taking into account the time value of money and provisions for adverse deviations. Changes in these estimates will affect the valuation of claims liabilities. Prior to 2007, claims liabilities were discounted using book rates which were generally adjusted annually. Claims liabilities are now discounted at rates reflecting current market conditions, according to new accounting principles introduced at the beginning of the year. A significant increase in interest rates in the second quarter of 2007 resulted in a $40.8 million reduction of claims liabilities which had a positive impact on underwriting income and net operating income in the period. Of the $40.8 million, $33.9 million affected prior year claims development.

Under the new accounting standards, we have classified certain debt securities as held-for-trading. The effect of changes in the market value of these securities is reflected in income. The impact on net income was minimal as a result of the adjustment to held-for-trading debt securities and the market yield adjustment to claims liabilities.

While the new accounting standards became effective in January 2007, interest rates were relatively unchanged at the end of first quarter compared to December 31, 2006; therefore, the market yield adjustment to claims liabilities and held-for-trading securities was immaterial in the first quarter.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are revaluated quarterly for redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 13

	Accident Year										
	Total	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997 & -
Original reserve		1,178.0	1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	1,276.9
Development during Q2 2007	(37.6)	(2.4)	(8.9)	(8.8)	(4.4)	(1.2)	(4.8)	(3.7)	7.3	(10.8)	0.0
As a % of original reserve		(0.2)%	(0.8)%	(0.8)%	(0.5)%	(0.1)%	(0.7)%	(0.6)%	1.3%	(2.0)%	0.0%
Development during YTD 2007	(49.8)	17.5	(20.3)	(16.7)	(4.0)	(2.5)	(5.5)	(4.7)	6.3	(12.4)	(7.6)
As a % of original reserve		1.5%	(1.8)%	(1.5)%	(0.4)%	(0.3)%	(0.7)%	(0.7)%	1.1%	(2.3)%	(0.6)%
Cumulative development		17.5	(78.2)	(207.7)	(178.5)	(20.8)	43.6	31.7	45.8	(20.7)	(177.6)
As a % of original reserve		1.5%	(7.0)%	(18.6)%	(18.3)%	(2.5)%	6.0%	4.8%	7.8%	(3.8)%	(13.9)%

The $18.0 million decrease in direct claims liabilities related to the transition to new accounting standards was added to the opening claims liabilities but is reflected in the table above only for the portion ($4.9 million) that relates to the 2006 accident year. Other original reserve amounts have not been restated in this table.

Other liabilities are down due to the reduction of prior year's accruals.

Shareholders' equity was reduced significantly as a result of the share buy-back. The total cost of the purchase was $501.1 million, including expenses net of income taxes. An amount of $82.0 million was deducted from share capital and the remainder from retained earnings. The unaudited interim statement of changes in shareholders' equity provides a complete reconciliation of the changes that occurred during the quarter. There are 124,472,761 outstanding common shares as of August 7, 2007.

Accumulated other comprehensive income is a new component of shareholders' equity. It reflects the unrealized gains or losses related to available for sale assets.

Table 14

	Six months ended June 30		
	Pre-tax	Taxes	After-tax
Unrealized gains as reported on December 31, 2006	201.3	n/a	n/a
Items not included in AOCI	(2.8)	n/a	n/a
Reduction to recognize fair values at the bid/ask price	(9.2)	n/a	n/a
Transfers to retained earnings for held-for-trading instruments	(14.8)	n/a	n/a
Opening AOCI balance	174.5	(65.4)	109.1
Changes in fair values during the period	(54.0)	22.5	(31.5)
Realized gains reclassified to income during the period	(108.1)	41.0	(67.1)
AOCI as at June 30, 2007	**12.4**	**(1.9)**	**10.5**

The table above shows how the unrealized gains reported as at December 31, 2006 have been treated at the transition date and subsequently in the first half of the year. On transition, the fair values were adjusted downwards to reflect bid/ask prices rather than closing prices. Unrealized gains on held-for-trading instruments were transferred to retained earnings on January 1, 2007 consistent with the new accounting standards. These unrealized gains will not flow through the income statement in the future.

Unrealized gains on available for sale assets were $174.5 million after transition on January 1, 2007. During the first half of the year, the Company sold available for sale assets resulting in realized net gains of $67.1 million. These were transferred to net gains on invested assets and other gains in the income statement. Available for sale assets lost value during the first six months of the year, representing a reduction of $31.5 million in AOCI.

7.2 Liquidity and Capital Resources

Cash Flows and Liquidities

Table 15

	Three months ended June 30			Six months ended June 30		
Selected inflows and (outflows)	**2007**	**2006**	**Change**	**2007**	**2006**	**Change**
Operating activities:						
Cash provided by operating activities	**202.1**	232.1	(12.9)%	**104.6**	130.9	(20.1)%
Investing activities:						
Net (purchases) proceeds from the sale of invested assets	**(249.1)**	(544.1)	(54.2)%	**358.7**	(185.0)	(293.9)%
Financing activities:						
Dividends paid	**(33.6)**	(33.4)	0.6%	**(69.7)**	(66.9)	4.2%
Redemption of common shares for Cancellation	-	-	-	**(501.1)**	-	-
Cash at the end of the quarter	**5.6**	185.6	(97.0)%	**5.6**	185.6	(97.0)%

Cash flows from operating activities were similar in 2007 compared to 2006 both for the second quarter and year-to-date. In the second quarter, the cash provided by operating activities was entirely invested except for the amount paid as dividends.

During the previous quarter, the share buyback used $501.1 million of cash. Year-to-date, dividends paid used another $69.7 million. To cover these outflows, the Company sold invested assets of $358.7 million, most of which were held in short-term notes.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $454.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at June 30, 2007. During Q2 07, the P&C subsidiaries paid to the holding company dividends of $77.0 million net of capital injections, thus reducing the excess over MCT.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 16

MCT – P&C COMPANIES	ING Insurance	Belair Insurance	Nordic Insurance	ING Novex Insurance	Trafalgar Insurance	Total
At June 30, 2007						
Total capital available	**948.4**	**196.2**	**826.7**	**140.5**	**125.0**	**2,236.8**
Total capital required	**516.6**	**93.7**	**453.0**	**66.2**	**58.7**	**1,188.2**
Excess capital	**431.8**	**102.5**	**373.7**	**74.3**	**66.3**	**1,048.6**
MCT %	**183.6%**	**209.5%**	**182.5%**	**212.3%**	**212.8%**	**188.2%**
Excess at 150%	**173.5**	**55.7**	**147.1**	**41.3**	**36.9**	**454.5**
At December 31, 2006						
Total capital available	1,073.7	282.0	966.8	49.3	61.7	2,433.5
Total capital required	554.5	104.8	466.8	14.4	18.2	1,158.7
Excess capital	519.2	177.2	500.0	34.9	43.5	1,274.8
MCT %	**193.6%**	**269.0%**	**207.1%**	**341.2%**	**338.8%**	**210.0%**
Excess at 150%	242.0	124.8	266.7	27.6	34.4	695.5

On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by 2.0 cents to 27.0 cents, an 8.0% increase. A quarterly cash dividend of 27.0 cents per common share was paid on June 29, 2007 and March 30, 2007.

Credit ratings

ING Canada Group has an A+ (Superior) rating from A.M. Best, which was reaffirmed by them on July 3, 2007. Our primary insurance subsidiaries are rated A+ by Standard & Poor's, and ING Canada Inc.'s senior unsecured debt is rated A (low) by DBRS.

SECTION 8 – ACCOUNTING AND DISCLOSURE MATTERS

8.1 Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting occurred during the interim period ending on June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

8.2 Critical Accounting Estimates and Assumptions

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A. However, some estimates were modified or applied differently following the adoption of the new accounting standards related to financial instruments:

- Net claims liabilities are now discounted using a rate reflecting market condition instead of a book rate. The value of the net claims liabilities carried on the consolidated balance sheet was then impacted.
- The changes in fair values of invested assets designated or classified as held-for-trading are now fully recognized in the consolidated statement of income, therefore impairment does not apply to these assets any longer. The impairment of invested assets is then applicable only to invested assets designated as available for sale and to loans.
- The derivatives embedded in our preferred shares are now carried separately from these preferred shares. The fair values of these embedded derivatives are determined based on one of a number of valuation techniques requiring judgment. Our final choice of valuation technique would not have any significant impact on the consolidated statement of income for the first half of the year.

8.3 Impact of New Accounting Standards

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The new provisions affected our accounting for financial instruments and hedges and introduced a new statement of comprehensive income and a new component of AOCI within our shareholders' equity. The impact on the Company's financial statements has been fully discussed earlier in the MD&A. Complementary information is presented below.

As per the standards, we classified or designated our financial assets and liabilities as held-for-trading, available for sale or loans and receivables.

- For assets classified as available for sale, the unrealized changes in fair values are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007, was accounted for as an opening adjustment to AOCI.
- We designated a portion of our invested assets supporting net claims liabilities, as held-for-trading, under which the unrealized gains and losses are recognized in income. Such classification reduces income statement volatility related to the changes in fair values of net claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, are also classified as

held-for-trading according to the new standards. Unrealized net gains related to investments designated or classified as held-for-trading as at January 1, 2007, have been accounted for as an adjustment to retained earnings.
- The net claims liabilities have been discounted using a rate reflecting market conditions instead of a book rate and an adjustment to the amount of net claims liabilities as at January 1, 2007, has been recorded to retained earnings following the change.
- Certain instruments have been designated as loans and receivables. These classifications had no significant impact as the invested assets continue to be carried at amortized cost.
- For our insurance subsidiaries, the Superintendent of Financial Institutions, Canada has imposed certain restrictions under guideline D-10, on the classification of assets as held-for-trading and we have respected these requirements.

Accounting Changes

Effective January 1, 2007, we applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we applied the Emerging Issues Committee ("EIC") Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, we will cease to use Canadian GAAP. The Company will continue to monitor the changes resulting from this transition.

SECTION 9 – RISK MANAGEMENT PRINCIPLES AND RESPONSIBILITIES

There were no significant changes from the information provided in the annual MD&A.

SECTION 10 – OTHER MATTERS

10.1 Related Party Transactions

We have ongoing transactions with related parties consisting mostly of:
- Management and advisory services;
- Reinsurance by an affiliated company; and
- Financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Note 6 to the accompanying Unaudited Interim Consolidated Financial Statements provides additional information on related party transactions.

On February 16, 2007, the Autorité des marchés financiers ("AMF"), the regulatory and oversight body for Quebec's financial sector, announced that Equisure Financial Network Inc. ("Equisure"), a subsidiary of the Company, has complied with all commitments undertaken by the Company under the agreement reached in December 2005. The AMF and Equisure have further agreed on the improvements that need to be made to the corporate structures of the property and casualty brokerages covered by the agreement; these agreed upon structures meet the AMF's requirement and comply with current legislation.

10.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

ING Canada Inc.

Unaudited interim consolidated financial statements

Second quarter 2007

ING Canada Inc.

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

	At June 30 2007	At December 31 2006
Assets		
Cash and cash equivalents	**$ 5,614**	$ 125,954
Invested assets (note 3)		
Debt securities	**3,506,919**	3,972,243
Equity securities	**3,312,258**	3,040,848
Loans and equity investments	**240,359**	228,847
	7,059,536	7,241,938
Premium receivables	**1,478,658**	1,366,942
Accrued interest and dividend income	**54,758**	51,068
Other receivables	**394,344**	282,828
Deferred acquisition costs	**375,850**	372,772
Reinsurance assets	**266,220**	288,052
Other assets	**252,602**	245,992
Income taxes receivable	**133,581**	54,134
Future income tax asset	**69,858**	119,196
Intangible assets	**66,369**	66,294
Goodwill	**160,798**	162,099
	$ 10,318,188	$ 10,377,269
Liabilities		
Claims liabilities (note 4)	**$ 3,878,744**	$ 3,823,539
Unearned premiums	**2,341,179**	2,264,118
Other liabilities	**902,218**	844,873
Income taxes payable	**16,101**	23,984
	7,138,242	6,956,514
Shareholders' equity		
Share capital (note 5)	**1,101,881**	1,183,846
Contributed surplus	**96,740**	93,534
Retained earnings	**1,970,770**	2,143,375
Accumulated other comprehensive income	**10,555**	-
	3,179,946	3,420,755
	$ 10,318,188	$ 10,377,269

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of dollars, except as otherwise noted)

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Revenues				
Premiums written				
Direct	**$ 1,205,146**	$ 1,176,136	**$ 2,059,151**	$ 1,988,649
Ceded	**25,445**	20,885	**48,604**	48,039
Net	**1,179,701**	1,155,251	**2,010,547**	1,940,610
Changes in net unearned premiums	**(203,042)**	(199,546)	**(77,219)**	(48,017)
Net premiums earned	**976,659**	955,705	**1,933,328**	1,892,593
Interest and dividend income	**91,952**	87,311	**183,450**	166,295
Net gains on invested assets and other gains	**53,600**	34,785	**79,679**	142,462
Distribution and other	**30,047**	18,753	**55,483**	29,040
	1,152,258	1,096,554	**2,251,940**	2,230,390
Expenses				
Underwriting				
Claims	**601,280**	497,847	**1,226,860**	1,055,333
Commissions	**147,605**	154,766	**301,200**	317,922
Premium taxes	**33,970**	33,201	**67,601**	65,268
General expenses	**101,517**	104,245	**205,042**	208,485
	884,372	790,059	**1,800,703**	1,647,008
Distribution and other	**17,069**	8,821	**29,000**	15,288
Interest	**-**	1,990	**-**	3,981
	901,441	800,870	**1,829,703**	1,666,277
Income before income taxes	**250,817**	295,684	**422,237**	564,113
Income taxes	**56,491**	89,744	**101,674**	172,271
Net income	**$ 194,326**	$ 205,940	**$ 320,563**	**$ 391,842**
Unrealized losses on available for sale securities				
Increase during the period	**(72,978)**	-	**(53,976)**	-
Income taxes	**28,204**	-	**22,562**	-
	(44,774)	-	**(31,414)**	-
Reclassified to income				
Realized gains	**(83,300)**	-	**(108,122)**	-
Income taxes	**27,571**	-	**41,019**	-
	(55,729)	-	**(67,103)**	-
Other comprehensive income	**(100,503)**	-	**(98,517)**	-
Comprehensive income	**$ 93,823**	$ -	**$ 222,046**	**$ -**
Earnings per share, basic and diluted (dollars)	**$ 1.56**	1.54	**$ 2.49**	$ 2.93
Dividends per share (dollars)	**0.27**	0.25	**0.54**	0.50
Basic and diluted average number of common shares (in thousands)	**124,473**	133,732	**128,974**	133,732

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total
Balance as at December 31, 2006	**$ 1,183,846**	**$ 93,534**	**$ 2,143,375**	**$ -**	**$ 3,420,755**
Transition adjustments (note 2)	**-**	**-**	**(4,274)**	**109,072**	**104,798**
Comprehensive income	**-**	**-**	**320,563**	**(98,517)**	**222,046**
Common shares purchased for cancellation (note 5)	**(81,965)**	**-**	**(419,179)**	**-**	**(501,144)**
Dividends paid	**-**	**-**	**(69,715)**	**-**	**(69,715)**
Stock-based compensation	**-**	**3,206**	**-**	**-**	**3,206**
Balance as at June 30, 2007	**$ 1,101,881**	**$ 96,740**	**$ 1,970,770**	**$ 10,555**	**$ 3,179,946**
Balance as at December 31, 2005	$ 1,183,846	$ 89,713	$ 1,619,054	$ -	$ 2,892,613
Net income	-	-	391,842	-	391,842
Dividends paid	-	-	(66,866)	-	(66,866)
Stock-based compensation	-	1,910	-	-	1,910
Balance as at June 30, 2006	$ 1,183,846	$ 91,623	$ 1,944,030	$ -	$ 3,219,499

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2007	**2006**	**2007**	**2006**
Operating activities				
Net income	**$ 194,326**	$ 205,940	**$ 320,563**	$ 391,842
Adjustments for non-cash items	**165,021**	175,092	**50,365**	(34,712)
Changes in net claims liabilities	**18,242**	(11,823)	**60,953**	(17,650)
Changes in other operating assets and liabilities	**(175,448)**	(137,144)	**(327,271)**	(208,556)
Cash provided by operating activities	**202,141**	232,065	**104,610**	130,924
Investing activities				
Proceeds from sale of invested assets	**3,492,627**	3,390,008	**7,754,218**	9,708,241
Purchase of invested assets	**(3,741,680)**	(3,934,160)	**(7,395,477)**	(9,893,282)
Proceeds from sale and leaseback of properties	**-**	-	**-**	29,803
Purchase of property and equipment and other	**(4,799)**	(46,508)	**(12,832)**	(64,346)
Cash (used in) provided by investing activities	**(253,852)**	(590,660)	**345,909**	(219,584)
Financing activities				
Purchase of common shares for cancellation	**-**	-	**(501,144)**	-
Dividends paid	**(33,607)**	(33,433)	**(69,715)**	(66,866)
Cash used in financing activities	**(33,607)**	(33,433)	**(570,859)**	(66,866)
Net decrease in cash and cash equivalents	**(85,318)**	(392,028)	**(120,340)**	(155,526)
Cash and cash equivalents, beginning of period	**90,932**	577,640	**125,954**	341,138
Cash and cash equivalents, end of period	**$ 5,614**	$ 185,612	**$ 5,614**	$ 185,612

(in thousands of dollars, except as otherwise noted)

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

2. New accounting policies

a) Financial instruments, comprehensive income and hedges

The Company adopted on January 1, 2007, the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The impact of these changes, as explained in detail below, was significant on the Company's interim consolidated balance sheet and note disclosures. The impact was however not significant on the Company's interim consolidated statement of income. The Company also changed some grouping and descriptions in its consolidated financial statements to better disclose its financial position and results.

i) Transition adjustments

The new standards were applied on January 1, 2007 on a retroactive basis without prior period restatement, in accordance with the applicable transitional provisions. The significant changes were:

1. Classification or designation of all financial assets and liabilities in one of these three categories:
   - available for sale ("AFS")
   - held-for-trading ("HFT")
   - loans and receivables

2. Revaluation of most of the AFS assets and all the HFT assets and liabilities at their fair value and these, under the new standards, are determined based on the bid or ask price, respectively. The Company was previously disclosing fair values based on the closing price. The differences between the book values at December 31, 2006 and the fair values at January 1, 2007 were recorded either in opening retained earnings or opening accumulated other comprehensive income ("AOCI"), according to the classification or designation of the specific asset or liability.

3. As a consequential effect of the changes above, the claims liabilities, net of reinsurance ("net claims liabilities") were recalculated at January 1, 2007 using a rate reflecting market condition instead of a book rate. The difference between the amount of net claims at December 31, 2006 and at January 1, 2007 was recorded as a transition adjustment in opening retained earnings.

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.1 Transition adjustments per balance sheet item

	December 31, 2006	Transition adjustments	January 1, 2007
Assets			
Invested assets			
Debt securities	3,972,243	21,760	3,994,003
Equity securities	3,040,848	240,250	3,281,098
Mortgage loans	57,218	-	57,218
Broker loans and equity investments	171,629	-	171,629
	7,241,938	262,010	7,503,948
Reinsurance assets	270,369	2,032	272,401
Future income tax asset	112,187	(63,682)	48,505
		200,360	
Liabilities			
Other liabilities			
Short securities	57,093	5,142	62,235
Derivative financial instruments	3,522	824	4,346
Embedded derivatives	-	71,636	71,636
Claims liabilities	3,823,539	17,960	3,841,499
		95,562	
Shareholders' equity			
Retained earnings	2,143,375	(4,274)	2,139,101
Accumulated other comprehensive income	-	109,072	109,072
		104,798	
		200,360	

Table 2.2 Classification and designation at January 1, 2007

	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	713,475	-	-	-	713,475
Fixed income securities	1,248,268	-	2,032,260	-	3,280,528
Equity securities					
Preferred shares	1,583,645	-	-	-	1,583,645
Common shares	1,407,031	73,914	216,508	-	1,697,453
Loans and equity investments					
Mortgage loans	-	-	-	57,218	57,218
Broker loans and equity investments	14,764	-	-	156,865	171,629
Short securities, derivative financial instruments and embedded derivatives	-	(138,217)	-	-	(138,217)
Total	4,967,183	(64,303)	2,248,768	214,083	7,365,731

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.3 Transition adjustments at January 1, 2007 (net of income taxes) per classification and designation

	AFS	Classified as HFT	Designated as HFT	Net claims liabilities	Total
Retained earnings	678	1,106	4,624	(10,682)	(4,274)
Accumulated other comprehensive income	109,072	-	-	-	109,072
	109,750	1,106	4,624	(10,682)	104,798

ii) Accounting policies now applied

As per the new accounting standards, the Company classified or designated all its financial assets and liabilities as AFS, HFT or loans and receivables as at January 1, 2007 (see current designation in table 3.1). Each of these categories involve different accounting treatments.

The principal changes and consequential changes in the accounting due to the adoption of these accounting standards are described below.

<u>AFS financial assets</u>

AFS financial assets are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded, net of income taxes, in other comprehensive income ("OCI") until the financial asset is disposed of, or has become other than temporarily ("OTT") impaired. As long as an AFS asset is held and not OTT impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). When the asset is disposed of, or has become OTT impaired, the gain or loss is recognized in the consolidated statement of income as net gains on invested assets and other gains and, accordingly, the amount is deducted from OCI. Gains and losses on the sale of AFS assets are calculated on a first in, first out basis.

<u>HFT financial assets and liabilities</u>

HFT financial assets and liabilities are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded in the consolidated statement of income as net gains on invested assets and other gains.

HFT financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term ("classified as HFT") or are voluntarily so designated by the Company ("designated as HFT").

The Company designated a portion of its fixed income securities that are supporting net claims liabilities as HFT. This designation will reduce the volatility of the consolidated statement of income related to the fluctuations in fair values of underlying net claims liabilities. Common shares used in a specific strategy were also designated as HFT to offset the fluctuations in fair values of their underlying derivative financial instruments.

Other financial assets and liabilities, including all derivative financial instruments and embedded derivatives (see below), were classified as HFT according to the new standards.

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Loans and receivables

Certain financial assets were designated as loans and receivables. These financial assets are accounted for at amortized cost using the effective interest rate method. As long as a loan or receivable is held and not impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). These designations are consistent with the accounting policies under the prior standards.

Net claims liabilities

Net claims liabilities were previously discounted using the book yield of their supporting invested assets, which was consistent with the accounting treatment of these assets carried at amortized cost. Under the new accounting standards, these supporting assets are now carried at their fair value. As a consequential change of the adoption of the new accounting standards, the discount rate now used for net claims liabilities reflects the market yield of the supporting assets, which is consistent with the new accounting treatment of these assets.

Derivative financial instruments and hedge accounting

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions and the method to be used to measure its effectiveness. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative financial instrument is terminated or sold. Under the previous standards, the fair value of the derivative financial instrument was then accounted for and the related gain or loss was deferred to be included in the consolidated statement of income during the periods in which the hedged item affected earnings. Should the hedged item cease to exist; the gains or losses deferred until then are immediately charged to income. Under the new standards, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statement of income based on a recalculated effective interest rate over the residual period to maturity; unless the hedged item has been derecognized in which case it is released to the consolidated statement of income immediately.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

(iii) The Company uses hedge accounting only for certain currency swaps used to manage foreign exchange risk related to certain investments in U.S. dollars. Under the previous standards, these derivative financial instruments were recognized at cost and foreign exchange gains and losses related to the hedged items were not recognized until they were settled. Under the new standards, the derivative financial instruments are carried at fair value in the consolidated balance sheet and changes in their fair value are recorded in the consolidated statement of income. The hedged assets are carried at fair value in the consolidated balance sheet and the changes in their fair value attributable to the hedged risk, accordingly to the accounting treatment of the hedging instrument, are recognized also in the consolidated statement of income and the changes in the fair value attributable to other risks are recognized in OCI. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the consolidated statement of income.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statement of income during the period in which they arise.

These changes in accounting policies for derivative financial instruments and hedge accounting had no significant impact on the Company's consolidated financial statements.

Embedded derivatives

A derivative instrument may be embedded in another financial instrument (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivative financial instruments when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivatives are the same as those of a stand-alone derivative financial instrument, and the combined contract is not designated or classified as HFT. These embedded derivatives are accounted for as other HFT financial assets and liabilities.

As a result of this new accounting standard for embedded derivatives, the Company now accounts for the redemption options embedded in some perpetual preferred shares separately from the host instrument. This has no significant impact on the Company's consolidated statement of income.

Comprehensive income

The consolidated statement of comprehensive income is a new financial statement. This new statement reflects the net income as adjusted, net of income taxes, for the AFS asset changes in fair values during the period less the amount recognized in the consolidated statement of income during the period. Such an adjustment is called OCI and is not included in the earnings per share calculations.

Accumulated other comprehensive income

The accumulated OCI ("AOCI") is a new component of the shareholders' equity and represents the accumulated changes in fair values, net of income taxes, of AFS assets that are not yet recognized in the consolidated statement of income.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Revenue and expenses recognition

Under previous standards, transaction costs were capitalized on initial recognition. Under the new standards, the transaction costs are now expensed as incurred for financial instruments classified or designated as HFT. For other financial instruments, transaction costs are still capitalized on initial recognition.

The effective interest method of amortization is used for any transaction cost capitalized on initial recognition and for the premiums or discounts earned or incurred for loans and AFS securities.

Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received.

Subsequent to initial recognition, the fair values are determined based on available information. When a quoted active market exists, the fair values of financial assets are based on bid prices and the fair values of financial liabilities, namely short securities and some derivative financial instruments, are based on ask prices. When independent prices are not available, the fair values of securities HFT are determined by using valuation techniques commonly used by market participants, which refer to observable market data, and AFS assets are then carried at amortized cost. Valuation techniques commonly used by market participants includes as well comparisons with similar instruments where market observable prices exist, discounted cash flow analysis and option pricing models.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive at which time it is recorded as a financial asset, or it is extinguished. These changes in classifications occur mainly to derivative financial instruments (see current classification in the consolidated balance sheet of derivative financial instruments in table 3.3). Derivative financial instruments with positive fair values are recorded as other receivables and those with negative fair values are recorded as other liabilities.

b) Other changes in accounting policies

Effective January 1, 2007, the Company applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies are made only if they result in reliable and more relevant information. No voluntary changes were made in 2007.

The Company also applied the Emerging Issues Committee ("EIC") Abstract No. 163 "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on the Company's consolidated financial statements.

c) Future accounting changes not yet applied

The CICA issued a new accounting standard, section 1535 *"Capital Disclosures"*, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Company beginning January 1, 2008.

(in thousands of dollars, except as otherwise noted)

2. Accounting changes (continued)

c) Future accounting changes not yet applied (continued)

Effective January 1, 2008, the Company will also apply the new CICA handbook sections 3862 *"Financial Instruments – Disclosure"* and 3863 *"Financial Instruments – Presentation"* revising and enhancing actual disclosure requirements. The new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

d) Comparative figures

The Company reclassified to goodwill certain deferred acquisition costs, net of income taxes. The reclassification had no significant impact on the consolidated statement of income.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

3. Invested assets and other financial instruments

a) Invested assets by designation

Table 3.1

At June 30, 2007	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	2,972	-	-	-	2,972
Fixed income securities	1,962,700	-	1,541,247	-	3,503,947
Equity securities					
Preferred shares	1,578,707	-	-	-	1,578,707
Common shares	1,428,608	80,427	224,516	-	1,733,551
Loans and equity investments	13,487	-	-	226,872	240,359
	4,986,474	80,427	1,765,763	226,872	7,059,536

Fixed income securities totaling $68,621 (December 2006 – carrying value of $60,878, fair value of $60,896) are pledged as collateral for short securities of $69,473 (December 2006 – carrying value of $57,093, fair value of $62,289).

(in thousands of dollars, except as otherwise noted)

3. Invested assets and other financial instruments

b) Unrecognized gains and losses

Table 3.2

		Unrealized		
At June 30, 2007	Unamortized cost	Gains	Losses	Fair value
Debt securities	**3,531,246**	**6,367**	**30,694**	**3,506,919**
Equity securities	**3,279,921**	**130,845**	**98,508**	**3,312,258**
Loans and equity investments	**240,359**	**583**	**296**	**240,646**
	7,051,526	**137,795**	**129,498**	**7,059,823**

		Unrealized		
At December 31, 2006	Book value	Gains	Losses	Fair value
Debt securities	3,972,243	30,639	7,772	3,995,110
Equity securities	3,040,848	238,296	61,574	3,217,570
Loans and equity investments	228,847	1,738	-	230,585
	7,241,938	270,673	69,346	7,443,265

c) Positive and negative fair values of derivative financial instruments

Table 3.3

	Fair values	
At June 30, 2007	Positive	Negative
Designated as fair value hedge	**3,385**	**-**
Not designated in a hedging relationship	**18,791**	**6,586**

	Fair values	
At December 31, 2006	Positive	Negative
Designated as fair value hedge	-	824
Not designated in a hedging relationship	1,585	3,522

4. Claims liabilities

The table 4.1 presents direct claims liabilities movements.

Table 4.1

	For the three months ended June 30		For the six months ended June 30	
	2007	**2006**	**2007**	**2006**
Claims liabilities, beginning of period	**3,877,170**	3,788,539	**3,823,539**	3,821,609
Transition adjustment (note 2)	**-**	-	**17,960**	-
Claims incurred	**639,764**	539,990	**1,279,606**	1,141,026
Prior year favorable claims development	**(45,878)**	(43,290)	**(58,403)**	(83,246)
Claims paid	**(592,312)**	(530,138)	**(1,183,958)**	(1,124,288)
Claims liabilities, end of period	**3,878,744**	3,755,101	**3,878,744**	3,755,101

(in thousands of dollars, except as otherwise noted)

5. Share capital

The Company completed a substantial issuer bid under which it purchased for cancellation, on March 30, 2007, 9,259,239 of its common shares at $54.00 per share for a total consideration of $500,000 plus fees of $1,144, net of income taxes. Total cost paid, including fees, was first charged to share capital to the extent of the average carrying value of the common shares purchased for cancellation and the excess was charged to retained earnings.

a) Issued and outstanding

Table 5.1

	At June 30, 2007			At December 31, 2006		
	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	124,472,761	1,101,881	Unlimited	133,732,000	1,183,846
Class A	Unlimited	-	-	Unlimited	-	-
Special	One	1	-	One	1	-

b) Stock-based compensation

Table 5.2

	For the three months ended June 30		For the six months ended June 30	
Awarded or change in estimate of:	2007	2006	2007	2006
Long-term incentive plan (units)	(39,119)	4,708	162,126	181,574
Employee share purchase plan (restricted shares)	14,514	-	28,804	-

Table 5.3

Outstanding:	At June 30, 2007	At June 30, 2006
Long-term incentive plan (units)	707,400	545,274
Employee share purchase plan (restricted shares)	51,696	-

6. Related party transactions

a) Revenues and expenses

Table 6.1

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Reinsurance ceded to related entities				
Ceded premiums earned	5,269	3,211	10,262	8,118
Ceded claims expenses	(450)	2,336	761	2,790
Expenses				
Commissions	9,158	7,931	17,552	15,157
General expenses	4,519	4,365	9,029	8,753
Interest	-	1,990	-	3,981

b) Consolidated balance sheet amounts

Table 6.2

	At June 30 2007	At December 31 2006
Reinsurance receivable	1,568	4,252
Broker loans	70,440	62,985

(in thousands of dollars, except as otherwise noted)

7. Additional information

The table 7.1 presents additional information on consolidated statements of income and cash flows.

Table 7.1

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Consolidated statement of income				
Income from HFT financial instruments				
Interest	18,263	-	40,200	-
Dividends	3,138	-	6,215	-
Realized gains	317	-	1,813	-
Unrealized gains	(34,827)	-	(34,038)	-
Derivative financial instruments	8,351	-	6,478	-
	(4,758)	-	20,668	-
Impairments	(1,308)	(6,745)	(13,897)	(9,609)
Amortization	(4,500)	(4,247)	(4,618)	(7,534)
Stock-based compensation	(1,409)	(970)	(3,206)	(1,910)
Employee future benefits	(3,294)	(647)	(3,608)	(1,205)
Consolidated statement of cash flows				
Income taxes paid	(43,055)	(71,127)	(139,592)	(180,352)
Interest paid	-	-	-	(3,981)

8. Segmented information

The Company has two reportable segments, the underwriting segment and the corporate and distribution segment.

The Company's core business activity is P&C insurance underwriting. Underwriting segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily automobile and other, primarily property and liability.

Corporate and distribution segment includes the results of the Company's broker operations and the results of other operations.

a) Results of the Company's reportable segments and their assets

Table 8.1

For the three months ended June 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	976,659	50,928	(20,881)	1,006,706
Expenses	884,372	23,478	(11,401)	896,449
Subtotal	92,287	27,450	(9,480)	110,257
Interest and dividend income				91,952
Invested assets management expenses				(4,992)
Net gains on invested assets and other gains				53,600
Total income before income taxes				250,817

(in thousands of dollars, except as otherwise noted)

8. Segmented information

a) Results of the Company's reportable segments and their assets (continued)

For the six months ended June 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	1,933,328	89,670	(34,187)	1,988,811
Expenses	1,800,703	43,931	(24,707)	1,819,927
Subtotal	132,625	45,739	(9,480)	168,884
Interest and dividend income				183,450
Invested assets management expenses				(9,776)
Net gains on invested assets and other gains				79,679
Total income before income taxes				422,237

As at June 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Goodwill	74,411	86,387	-	160,798
Invested assets	6,538,618	532,939	(12,021)	7,059,536
Other	2,852,511	255,191	(9,848)	3,097,854
Total assets	9,465,540	874,517	(21,869)	10,318,188

For the three months ended June 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	955,704	32,030	(13,277)	974,457
Expenses	790,059	18,244	(13,277)	795,026
Subtotal	165,645	13,786	-	179,431
Interest and dividend income				87,311
Invested assets management expenses				(5,843)
Net gains on invested assets and other gains				34,785
Total income before income taxes				295,684

For the six months ended June 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	1,892,592	53,112	(24,072)	1,921,632
Expenses	1,647,008	31,654	(24,072)	1,654,590
Subtotal	245,584	21,458	-	267,042
Interest and dividend income				166,295
Invested assets management expenses				(11,686)
Net gains on invested assets and other gains				142,462
Total income before income taxes				564,113

As at June 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Goodwill	74,411	67,848	-	142,259
Invested assets	6,359,676	670,263	-	7,029,939
Other	2,617,158	391,502	(15,185)	2,993,475
Total assets	9,051,245	1,129,613	(15,185)	10,165,673

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

b) Results by line of business

Table 8.2

	For the three months ended June 30		For the six months ended June 30	
	2007	**2006**	**2007**	**2006**
Direct premiums written				
Personal	**874,864**	835,133	**1,471,961**	1,385,477
Commercial	**330,282**	341,003	**587,190**	603,172
Underwriting income				
Personal	**49,949**	101,442	**86,987**	141,428
Commercial	**42,338**	64,203	**45,638**	104,156

FILE NO. 82-35053

ING Canada Inc.

Unaudited interim consolidated financial statements

Second quarter 2007

ING Canada Inc.

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

	At June 30 2007	At December 31 2006
Assets		
Cash and cash equivalents	$ 5,614	$ 125,954
Invested assets (note 3)		
Debt securities	3,506,919	3,972,243
Equity securities	3,312,258	3,040,848
Loans and equity investments	240,359	228,847
	7,059,536	7,241,938
Premium receivables	1,478,658	1,366,942
Accrued interest and dividend income	54,758	51,068
Other receivables	394,344	282,828
Deferred acquisition costs	375,850	372,772
Reinsurance assets	266,220	288,052
Other assets	252,602	245,992
Income taxes receivable	133,581	54,134
Future income tax asset	69,858	119,196
Intangible assets	66,369	66,294
Goodwill	160,798	162,099
	$ 10,318,188	$ 10,377,269
Liabilities		
Claims liabilities (note 4)	$ 3,878,744	$ 3,823,539
Unearned premiums	2,341,179	2,264,118
Other liabilities	902,218	844,873
Income taxes payable	16,101	23,984
	7,138,242	6,956,514
Shareholders' equity		
Share capital (note 5)	1,101,881	1,183,846
Contributed surplus	96,740	93,534
Retained earnings	1,970,770	2,143,375
Accumulated other comprehensive income	10,555	-
	3,179,946	3,420,755
	$ 10,318,188	$ 10,377,269

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of dollars, except as otherwise noted)

	For the three months ended June 30		For the six months ended June 30	
	2007	**2006**	**2007**	**2006**
Revenues				
Premiums written				
Direct	**$ 1,205,146**	$ 1,176,136	**$ 2,059,151**	$ 1,988,649
Ceded	**25,445**	20,885	**48,604**	48,039
Net	**1,179,701**	1,155,251	**2,010,547**	1,940,610
Changes in net unearned premiums	**(203,042)**	(199,546)	**(77,219)**	(48,017)
Net premiums earned	**976,659**	955,705	**1,933,328**	1,892,593
Interest and dividend income	**91,952**	87,311	**183,450**	166,295
Net gains on invested assets and other gains	**53,600**	34,785	**79,679**	142,462
Distribution and other	**30,047**	18,753	**55,483**	29,040
	1,152,258	1,096,554	**2,251,940**	2,230,390
Expenses				
Underwriting				
Claims	**601,280**	497,847	**1,226,860**	1,055,333
Commissions	**147,605**	154,766	**301,200**	317,922
Premium taxes	**33,970**	33,201	**67,601**	65,268
General expenses	**101,517**	104,245	**205,042**	208,485
	884,372	790,059	**1,800,703**	1,647,008
Distribution and other	**17,069**	8,821	**29,000**	15,288
Interest	**-**	1,990	**-**	3,981
	901,441	800,870	**1,829,703**	1,666,277
Income before income taxes	**250,817**	295,684	**422,237**	564,113
Income taxes	**56,491**	89,744	**101,674**	172,271
Net income	**$ 194,326**	$ 205,940	**$ 320,563**	**$ 391,842**
Unrealized losses on available for sale securities				
Increase during the period	**(72,978)**	-	**(53,976)**	-
Income taxes	**28,204**	-	**22,562**	-
	(44,774)	-	**(31,414)**	-
Reclassified to income				
Realized gains	**(83,300)**	-	**(108,122)**	-
Income taxes	**27,571**	-	**41,019**	-
	(55,729)	-	**(67,103)**	-
Other comprehensive income	**(100,503)**	-	**(98,517)**	-
Comprehensive income	**$ 93,823**	$ -	**$ 222,046**	**$ -**
Earnings per share, basic and diluted (dollars)	**$ 1.56**	1.54	**$ 2.49**	$ 2.93
Dividends per share (dollars)	**0.27**	0.25	**0.54**	0.50
Basic and diluted average number of common shares (in thousands)	**124,473**	133,732	**128,974**	133,732

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total
Balance as at December 31, 2006	**$ 1,183,846**	**$ 93,534**	**$ 2,143,375**	**$ -**	**$ 3,420,755**
Transition adjustments (note 2)	**-**	**-**	**(4,274)**	**109,072**	**104,798**
Comprehensive income	**-**	**-**	**320,563**	**(98,517)**	**222,046**
Common shares purchased for cancellation (note 5)	**(81,965)**	**-**	**(419,179)**	**-**	**(501,144)**
Dividends paid	**-**	**-**	**(69,715)**	**-**	**(69,715)**
Stock-based compensation	**-**	**3,206**	**-**	**-**	**3,206**
Balance as at June 30, 2007	**$ 1,101,881**	**$ 96,740**	**$ 1,970,770**	**$ 10,555**	**$ 3,179,946**
Balance as at December 31, 2005	$ 1,183,846	$ 89,713	$ 1,619,054	$ -	$ 2,892,613
Net income	-	-	391,842	-	391,842
Dividends paid	-	-	(66,866)	-	(66,866)
Stock-based compensation	-	1,910	-	-	1,910
Balance as at June 30, 2006	$ 1,183,846	$ 91,623	$ 1,944,030	$ -	$ 3,219,499

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2007	**2006**	**2007**	**2006**
Operating activities				
Net income	**$ 194,326**	$ 205,940	**$ 320,563**	$ 391,842
Adjustments for non-cash items	**165,021**	175,092	**50,365**	(34,712)
Changes in net claims liabilities	**18,242**	(11,823)	**60,953**	(17,650)
Changes in other operating assets and liabilities	**(175,448)**	(137,144)	**(327,271)**	(208,556)
Cash provided by operating activities	**202,141**	232,065	**104,610**	130,924
Investing activities				
Proceeds from sale of invested assets	**3,492,627**	3,390,008	**7,754,218**	9,708,241
Purchase of invested assets	**(3,741,680)**	(3,934,160)	**(7,395,477)**	(9,893,282)
Proceeds from sale and leaseback of properties	**-**	-	**-**	29,803
Purchase of property and equipment and other	**(4,799)**	(46,508)	**(12,832)**	(64,346)
Cash (used in) provided by investing activities	**(253,852)**	(590,660)	**345,909**	(219,584)
Financing activities				
Purchase of common shares for cancellation	**-**	-	**(501,144)**	-
Dividends paid	**(33,607)**	(33,433)	**(69,715)**	(66,866)
Cash used in financing activities	**(33,607)**	(33,433)	**(570,859)**	(66,866)
Net decrease in cash and cash equivalents	**(85,318)**	(392,028)	**(120,340)**	(155,526)
Cash and cash equivalents, beginning of period	**90,932**	577,640	**125,954**	341,138
Cash and cash equivalents, end of period	**$ 5,614**	$ 185,612	**$ 5,614**	$ 185,612

(in thousands of dollars, except as otherwise noted)

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

2. New accounting policies

a) Financial instruments, comprehensive income and hedges

The Company adopted on January 1, 2007, the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The impact of these changes, as explained in detail below, was significant on the Company's interim consolidated balance sheet and note disclosures. The impact was however not significant on the Company's interim consolidated statement of income. The Company also changed some grouping and descriptions in its consolidated financial statements to better disclose its financial position and results.

i) Transition adjustments

The new standards were applied on January 1, 2007 on a retroactive basis without prior period restatement, in accordance with the applicable transitional provisions. The significant changes were:

1. Classification or designation of all financial assets and liabilities in one of these three categories:
- available for sale ("AFS")
- held-for-trading ("HFT")
- loans and receivables

2. Revaluation of most of the AFS assets and all the HFT assets and liabilities at their fair value and these, under the new standards, are determined based on the bid or ask price, respectively. The Company was previously disclosing fair values based on the closing price. The differences between the book values at December 31, 2006 and the fair values at January 1, 2007 were recorded either in opening retained earnings or opening accumulated other comprehensive income ("AOCI"), according to the classification or designation of the specific asset or liability.

3. As a consequential effect of the changes above, the claims liabilities, net of reinsurance ("net claims liabilities") were recalculated at January 1, 2007 using a rate reflecting market condition instead of a book rate. The difference between the amount of net claims at December 31, 2006 and at January 1, 2007 was recorded as a transition adjustment in opening retained earnings.

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.1 Transition adjustments per balance sheet item

	December 31, 2006	Transition adjustments	January 1, 2007
Assets			
Invested assets			
Debt securities	3,972,243	21,760	3,994,003
Equity securities	3,040,848	240,250	3,281,098
Mortgage loans	57,218	-	57,218
Broker loans and equity investments	171,629	-	171,629
	7,241,938	262,010	7,503,948
Reinsurance assets	270,369	2,032	272,401
Future income tax asset	112,187	(63,682)	48,505
		200,360	
Liabilities			
Other liabilities			
Short securities	57,093	5,142	62,235
Derivative financial instruments	3,522	824	4,346
Embedded derivatives	-	71,636	71,636
Claims liabilities	3,823,539	17,960	3,841,499
		95,562	
Shareholders' equity			
Retained earnings	2,143,375	(4,274)	2,139,101
Accumulated other comprehensive income	-	109,072	109,072
		104,798	
		200,360	

Table 2.2 Classification and designation at January 1, 2007

	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	713,475	-	-	-	713,475
Fixed income securities	1,248,268	-	2,032,260	-	3,280,528
Equity securities					
Preferred shares	1,583,645	-	-	-	1,583,645
Common shares	1,407,031	73,914	216,508	-	1,697,453
Loans and equity investments					
Mortgage loans	-	-	-	57,218	57,218
Broker loans and equity investments	14,764	-	-	156,865	171,629
Short securities, derivative financial instruments and embedded derivatives	-	(138,217)	-	-	(138,217)
Total	4,967,183	(64,303)	2,248,768	214,083	7,365,731

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.3 Transition adjustments at January 1, 2007 (net of income taxes) per classification and designation

	AFS	Classified as HFT	Designated as HFT	Net claims liabilities	Total
Retained earnings	678	1,106	4,624	(10,682)	(4,274)
Accumulated other comprehensive income	109,072	-	-	-	109,072
	109,750	1,106	4,624	(10,682)	104,798

ii) Accounting policies now applied

As per the new accounting standards, the Company classified or designated all its financial assets and liabilities as AFS, HFT or loans and receivables as at January 1, 2007 (see current designation in table 3.1). Each of these categories involve different accounting treatments.

The principal changes and consequential changes in the accounting due to the adoption of these accounting standards are described below.

<u>AFS financial assets</u>

AFS financial assets are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded, net of income taxes, in other comprehensive income ("OCI") until the financial asset is disposed of, or has become other than temporarily ("OTT") impaired. As long as an AFS asset is held and not OTT impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). When the asset is disposed of, or has become OTT impaired, the gain or loss is recognized in the consolidated statement of income as net gains on invested assets and other gains and, accordingly, the amount is deducted from OCI. Gains and losses on the sale of AFS assets are calculated on a first in, first out basis.

<u>HFT financial assets and liabilities</u>

HFT financial assets and liabilities are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded in the consolidated statement of income as net gains on invested assets and other gains.

HFT financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term ("classified as HFT") or are voluntarily so designated by the Company ("designated as HFT").

The Company designated a portion of its fixed income securities that are supporting net claims liabilities as HFT. This designation will reduce the volatility of the consolidated statement of income related to the fluctuations in fair values of underlying net claims liabilities. Common shares used in a specific strategy were also designated as HFT to offset the fluctuations in fair values of their underlying derivative financial instruments.

Other financial assets and liabilities, including all derivative financial instruments and embedded derivatives (see below), were classified as HFT according to the new standards.

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Loans and receivables

Certain financial assets were designated as loans and receivables. These financial assets are accounted for at amortized cost using the effective interest rate method. As long as a loan or receivable is held and not impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). These designations are consistent with the accounting policies under the prior standards.

Net claims liabilities

Net claims liabilities were previously discounted using the book yield of their supporting invested assets, which was consistent with the accounting treatment of these assets carried at amortized cost. Under the new accounting standards, these supporting assets are now carried at their fair value. As a consequential change of the adoption of the new accounting standards, the discount rate now used for net claims liabilities reflects the market yield of the supporting assets, which is consistent with the new accounting treatment of these assets.

Derivative financial instruments and hedge accounting

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions and the method to be used to measure its effectiveness. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative financial instrument is terminated or sold. Under the previous standards, the fair value of the derivative financial instrument was then accounted for and the related gain or loss was deferred to be included in the consolidated statement of income during the periods in which the hedged item affected earnings. Should the hedged item cease to exist; the gains or losses deferred until then are immediately charged to income. Under the new standards, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statement of income based on a recalculated effective interest rate over the residual period to maturity; unless the hedged item has been derecognized in which case it is released to the consolidated statement of income immediately.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

(iii) The Company uses hedge accounting only for certain currency swaps used to manage foreign exchange risk related to certain investments in U.S. dollars. Under the previous standards, these derivative financial instruments were recognized at cost and foreign exchange gains and losses related to the hedged items were not recognized until they were settled. Under the new standards, the derivative financial instruments are carried at fair value in the consolidated balance sheet and changes in their fair value are recorded in the consolidated statement of income. The hedged assets are carried at fair value in the consolidated balance sheet and the changes in their fair value attributable to the hedged risk, accordingly to the accounting treatment of the hedging instrument, are recognized also in the consolidated statement of income and the changes in the fair value attributable to other risks are recognized in OCI. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the consolidated statement of income.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statement of income during the period in which they arise.

These changes in accounting policies for derivative financial instruments and hedge accounting had no significant impact on the Company's consolidated financial statements.

Embedded derivatives

A derivative instrument may be embedded in another financial instrument (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivative financial instruments when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivatives are the same as those of a stand-alone derivative financial instrument, and the combined contract is not designated or classified as HFT. These embedded derivatives are accounted for as other HFT financial assets and liabilities.

As a result of this new accounting standard for embedded derivatives, the Company now accounts for the redemption options embedded in some perpetual preferred shares separately from the host instrument. This has no significant impact on the Company's consolidated statement of income.

Comprehensive income

The consolidated statement of comprehensive income is a new financial statement. This new statement reflects the net income as adjusted, net of income taxes, for the AFS asset changes in fair values during the period less the amount recognized in the consolidated statement of income during the period. Such an adjustment is called OCI and is not included in the earnings per share calculations.

Accumulated other comprehensive income

The accumulated OCI ("AOCI") is a new component of the shareholders' equity and represents the accumulated changes in fair values, net of income taxes, of AFS assets that are not yet recognized in the consolidated statement of income.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Revenue and expenses recognition

Under previous standards, transaction costs were capitalized on initial recognition. Under the new standards, the transaction costs are now expensed as incurred for financial instruments classified or designated as HFT. For other financial instruments, transaction costs are still capitalized on initial recognition.

The effective interest method of amortization is used for any transaction cost capitalized on initial recognition and for the premiums or discounts earned or incurred for loans and AFS securities.

Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received.

Subsequent to initial recognition, the fair values are determined based on available information. When a quoted active market exists, the fair values of financial assets are based on bid prices and the fair values of financial liabilities, namely short securities and some derivative financial instruments, are based on ask prices. When independent prices are not available, the fair values of securities HFT are determined by using valuation techniques commonly used by market participants, which refer to observable market data, and AFS assets are then carried at amortized cost. Valuation techniques commonly used by market participants includes as well comparisons with similar instruments where market observable prices exist, discounted cash flow analysis and option pricing models.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive at which time it is recorded as a financial asset, or it is extinguished. These changes in classifications occur mainly to derivative financial instruments (see current classification in the consolidated balance sheet of derivative financial instruments in table 3.3). Derivative financial instruments with positive fair values are recorded as other receivables and those with negative fair values are recorded as other liabilities.

b) Other changes in accounting policies

Effective January 1, 2007, the Company applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies are made only if they result in reliable and more relevant information. No voluntary changes were made in 2007.

The Company also applied the Emerging Issues Committee ("EIC") Abstract No. 163 "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on the Company's consolidated financial statements.

c) Future accounting changes not yet applied

The CICA issued a new accounting standard, section 1535 "*Capital Disclosures*", which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Company beginning January 1, 2008.

(in thousands of dollars, except as otherwise noted)

2. Accounting changes (continued)

c) Future accounting changes not yet applied (continued)

Effective January 1, 2008, the Company will also apply the new CICA handbook sections 3862 *"Financial Instruments – Disclosure"* and 3863 *"Financial Instruments – Presentation"* revising and enhancing actual disclosure requirements. The new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

d) Comparative figures

The Company reclassified to goodwill certain deferred acquisition costs, net of income taxes. The reclassification had no significant impact on the consolidated statement of income.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

3. Invested assets and other financial instruments

a) Invested assets by designation

Table 3.1

At June 30, 2007	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	2,972	-	-	-	2,972
Fixed income securities	1,962,700	-	1,541,247	-	3,503,947
Equity securities					
Preferred shares	1,578,707	-	-	-	1,578,707
Common shares	1,428,608	80,427	224,516	-	1,733,551
Loans and equity investments	13,487	-	-	226,872	240,359
	4,986,474	80,427	1,765,763	226,872	7,059,536

Fixed income securities totaling $68,621 (December 2006 – carrying value of $60,878, fair value of $60,896) are pledged as collateral for short securities of $69,473 (December 2006 – carrying value of $57,093, fair value of $62,289).

(in thousands of dollars, except as otherwise noted)

3. Invested assets and other financial instruments

b) Unrecognized gains and losses

Table 3.2

At June 30, 2007	Unamortized cost	Unrealized Gains	Unrealized Losses	Fair value
Debt securities	3,531,246	6,367	30,694	3,506,919
Equity securities	3,279,921	130,845	98,508	3,312,258
Loans and equity investments	240,359	583	296	240,646
	7,051,526	137,795	129,498	7,059,823

At December 31, 2006	Book value	Unrealized Gains	Unrealized Losses	Fair value
Debt securities	3,972,243	30,639	7,772	3,995,110
Equity securities	3,040,848	238,296	61,574	3,217,570
Loans and equity investments	228,847	1,738	-	230,585
	7,241,938	270,673	69,346	7,443,265

c) Positive and negative fair values of derivative financial instruments

Table 3.3

At June 30, 2007	Fair values Positive	Fair values Negative
Designated as fair value hedge	3,385	-
Not designated in a hedging relationship	18,791	6,586

At December 31, 2006	Fair values Positive	Fair values Negative
Designated as fair value hedge	-	824
Not designated in a hedging relationship	1,585	3,522

4. Claims liabilities

The table 4.1 presents direct claims liabilities movements.

Table 4.1

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Claims liabilities, beginning of period	3,877,170	3,788,539	3,823,539	3,821,609
Transition adjustment (note 2)	-	-	17,960	-
Claims incurred	639,764	539,990	1,279,606	1,141,026
Prior year favorable claims development	(45,878)	(43,290)	(58,403)	(83,246)
Claims paid	(592,312)	(530,138)	(1,183,958)	(1,124,288)
Claims liabilities, end of period	3,878,744	3,755,101	3,878,744	3,755,101

(in thousands of dollars, except as otherwise noted)

5. Share capital

The Company completed a substantial issuer bid under which it purchased for cancellation, on March 30, 2007, 9,259,239 of its common shares at $54.00 per share for a total consideration of $500,000 plus fees of $1,144, net of income taxes. Total cost paid, including fees, was first charged to share capital to the extent of the average carrying value of the common shares purchased for cancellation and the excess was charged to retained earnings.

a) Issued and outstanding

Table 5.1

	At June 30, 2007			At December 31, 2006		
	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	124,472,761	1,101,881	Unlimited	133,732,000	1,183,846
Class A	Unlimited	-	-	Unlimited	-	-
Special	One	1	-	One	1	-

b) Stock-based compensation

Table 5.2

	For the three months ended June 30		For the six months ended June 30	
Awarded or change in estimate of:	2007	2006	2007	2006
Long-term incentive plan (units)	(39,119)	4,708	162,126	181,574
Employee share purchase plan (restricted shares)	14,514	-	28,804	-

Table 5.3

Outstanding:	At June 30, 2007	At June 30, 2006
Long-term incentive plan (units)	707,400	545,274
Employee share purchase plan (restricted shares)	51,696	-

6. Related party transactions

a) Revenues and expenses

Table 6.1

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Reinsurance ceded to related entities				
Ceded premiums earned	5,269	3,211	10,262	8,118
Ceded claims expenses	(450)	2,336	761	2,790
Expenses				
Commissions	9,158	7,931	17,552	15,157
General expenses	4,519	4,365	9,029	8,753
Interest	-	1,990	-	3,981

b) Consolidated balance sheet amounts

Table 6.2

	At June 30 2007	At December 31 2006
Reinsurance receivable	1,568	4,252
Broker loans	70,440	62,985

(in thousands of dollars, except as otherwise noted)

7. Additional information

The table 7.1 presents additional information on consolidated statements of income and cash flows.

Table 7.1

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Consolidated statement of income				
Income from HFT financial instruments				
Interest	18,263	-	40,200	-
Dividends	3,138	-	6,215	-
Realized gains	317	-	1,813	-
Unrealized gains	(34,827)	-	(34,038)	-
Derivative financial instruments	8,351	-	6,478	-
	(4,758)	-	20,668	-
Impairments	(1,308)	(6,745)	(13,897)	(9,609)
Amortization	(4,500)	(4,247)	(4,618)	(7,534)
Stock-based compensation	(1,409)	(970)	(3,206)	(1,910)
Employee future benefits	(3,294)	(647)	(3,608)	(1,205)
Consolidated statement of cash flows				
Income taxes paid	(43,055)	(71,127)	(139,592)	(180,352)
Interest paid	-	-	-	(3,981)

8. Segmented information

The Company has two reportable segments, the underwriting segment and the corporate and distribution segment.

The Company's core business activity is P&C insurance underwriting. Underwriting segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily automobile and other, primarily property and liability.

Corporate and distribution segment includes the results of the Company's broker operations and the results of other operations.

a) Results of the Company's reportable segments and their assets

Table 8.1

For the three months ended June 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	976,659	50,928	(20,881)	1,006,706
Expenses	884,372	23,478	(11,401)	896,449
Subtotal	92,287	27,450	(9,480)	110,257
Interest and dividend income				91,952
Invested assets management expenses				(4,992)
Net gains on invested assets and other gains				53,600
Total income before income taxes				250,817

(in thousands of dollars, except as otherwise noted)

8. Segmented Information

a) Results of the Company's reportable segments and their assets (continued)

For the six months ended June 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	1,933,328	89,670	(34,187)	1,988,811
Expenses	1,800,703	43,931	(24,707)	1,819,927
Subtotal	132,625	45,739	(9,480)	168,884
Interest and dividend income				183,450
Invested assets management expenses				(9,776)
Net gains on invested assets and other gains				79,679
Total income before income taxes				422,237

As at June 30, 2007				
Goodwill	74,411	86,387	-	160,798
Invested assets	6,538,618	532,939	(12,021)	7,059,536
Other	2,852,511	255,191	(9,848)	3,097,854
Total assets	9,465,540	874,517	(21,869)	10,318,188

For the three months ended June 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	955,704	32,030	(13,277)	974,457
Expenses	790,059	18,244	(13,277)	795,026
Subtotal	165,645	13,786	-	179,431
Interest and dividend income				87,311
Invested assets management expenses				(5,843)
Net gains on invested assets and other gains				34,785
Total income before income taxes				295,684

For the six months ended June 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	1,892,592	53,112	(24,072)	1,921,632
Expenses	1,647,008	31,654	(24,072)	1,654,590
Subtotal	245,584	21,458	-	267,042
Interest and dividend income				166,295
Invested assets management expenses				(11,686)
Net gains on invested assets and other gains				142,462
Total income before income taxes				564,113

As at June 30, 2006				
Goodwill	74,411	67,848	-	142,259
Invested assets	6,359,676	670,263	-	7,029,939
Other	2,617,158	391,502	(15,185)	2,993,475
Total assets	9,051,245	1,129,613	(15,185)	10,165,673

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

b) Results by line of business

Table 8.2

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Direct premiums written				
Personal	874,864	835,133	1,471,961	1,385,477
Commercial	330,282	341,003	587,190	603,172
Underwriting income				
Personal	49,949	101,442	86,987	141,428
Commercial	42,338	64,203	45,638	104,156

ING Canada Inc.
Management's Discussion and Analysis

TABLE OF CONTENTS

The following Management's Discussion and Analysis ("MD&A"), which was approved by the Board of Directors on August 7, 2007, for the quarter ended on June 30, 2007 should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and accompanying notes as well as the MD&A and the Consolidated Financial Statements in the Company's 2006 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles ("GAAP") and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, general expenses and claims ratios as well as other performance measures. Such measures are defined in a glossary of terms on the Company's web site at www.ingcanada.com. Click on "Investor Relations", "Financial Information" and "Glossary" on the left navigation bar.

Forward-looking statements
This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2006 Annual Information Form. Please read the cautionary note in section 10.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

All figures in the MD&A tables are in millions of Canadian dollars, except as otherwise noted. A change column has been provided for convenience showing the change between the two quarters. Not applicable ("n/a") is used when there is no comparable information or the change percent exceeds 1,000. Not material ("n/m") is used when figures are not significant.

SECTION 1 – DESCRIPTION OF THE BUSINESS

ING Canada is the largest provider of property and casualty ("P&C") insurance in Canada with approximately an 11% market share. The Company offers automobile, property and liability insurance to individuals and small- to medium-sized businesses through broker and direct-to-consumer channels under the ING Insurance, belairdirect and Grey Power brands. The personal automobile business makes up approximately 50% of direct premiums written, personal property comprises 20% and commercial insurance makes up 30%. The independent broker channel accounts for approximately 80% of direct premiums written. The Company's investment management subsidiary manages the invested assets of the insurance subsidiaries.

ING Canada's strategy is to continue to maximize growth in the broker and direct-to-consumer channels. The Company is also expanding its network of affiliated brokerages through small-scale acquisitions. ING Canada's goals are to exceed the Canadian property and casualty insurance industry organic growth rate by a minimum of 300 basis points over time and to exceed the industry return on equity by at least 500 basis points annually.

More detailed information on ING Canada's strategies for growth can be found in the Company's 2006 Annual Report.

SECTION 2 – INDUSTRY OUTLOOK

Several key factors will affect the Canadian P&C insurance industry over the coming 12 months.

Industry growth and underwriting income
We expect underwriting ratios and industry premium growth to trend toward historical averages.

Claims costs in automobile insurance
Sustainability of cost containment measures will continue to be a key performance driver. Historically, after a period of years, there is potential for the effectiveness of such cost containment measures to atrophy and we will be particularly watchful for any such indications in the quarters ahead. Automobile claims frequency remains low. Increases in frequency and/or severity may lead to premium increases.

Commercial insurance competition
Commercial insurance continues to be competitive. Prices have softened in commercial lines, but the segment continues to deliver returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

Non-residential construction cost
Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

SECTION 3 – OVERVIEW OF CONSOLIDATED PERFORMANCE

Highlights

- Continued strong growth in direct premiums written driven by increases in written insured risks and average amount insured
- Lower underwriting income primarily due to an increase in property severity, including weather-related events
- Higher gains on invested assets due to more favourable equity market conditions

Financial summary

Table 1

	Three months ended June 30			Six months ended June 30		
	2007	2006	Change	2007	2006	Change
Written insured risks (thousands)	**1,399.7**	1,356.2	3.2%	**2,350.1**	2,271.1	3.5%
Direct premiums written (including pools)	**1,205.1**	1,176.1	2.5%	**2,059.2**	1,988.6	3.6%
Direct premiums written (excluding pools)	**1,209.8**	1,166.4	3.7%	**2,056.1**	1,978.9	3.9%
Underwriting:						
Net premiums earned	**976.7**	955.7	2.2%	**1,933.3**	1,892.6	2.2%
Net claims and general expenses (table 3)	**884.4**	790.1	11.9%	**1,800.7**	1,647.0	9.3%
Net underwriting income	**92.3**	**165.6**	**(44.3)%**	**132.6**	**245.6**	**(46.0)%**
Combined ratio	***90.6%***	*82.7%*	*7.9 pts*	***93.1%***	*87.0%*	*6.1 pts*
Interest and dividend income, net of expenses (table 4)	**86.9**	81.5	6.6%	**173.6**	154.6	12.3%
Net gains on invested assets and other gains (table 5)	**53.6**	34.8	54.0%	**79.7**	142.5	(44.1)%
Corporate and distribution (table 9)	**18.0**	13.8	30.1%	**36.3**	21.4	69.2%
Income before income taxes	**250.8**	**295.7**	**(15.2)%**	**422.2**	**564.1**	**(25.2)%**
Income taxes	**56.5**	89.7	(37.0)%	**101.7**	172.3	(41.0)%
Effective income tax rate	***22.5%***	*30.4%*	*(7.9) pts*	***24.1%***	*30.5%*	*(6.4) pts*
Net income	**194.3**	**206.0**	**(5.7)%**	**320.5**	**391.8**	**(18.2)%**
EPS – basic and diluted (dollars)	**1.56**	**1.54**	**1.3%**	**2.49**	**2.93**	**(15.0)%**
ROE for the last twelve months	**18.3%**	**27.5%**	**(9.2)pts**			

Second quarter 2007

Excluding pools, direct premiums written increased by 3.7% in the second quarter despite an average rate decline of 1.9%. Direct premium growth was driven by a 3.2% increase in the number of written insured risks and a 3.6% rise in the average amount insured. Personal insurance continued to deliver strong growth in the second quarter.

Net income for the second period was down by $11.7 million due to a decrease in underwriting income, partly offset by higher net gains on invested assets, an increase in dividend income and higher corporate and distribution income. The effective income tax rate was 7.9 percentage points lower year-over-year due to an increase in non-taxable income relative to underwriting income and a reduction of tax liabilities.

Lower underwriting income was primarily caused by an increase in severity in personal property and commercial non-auto, as well as claims associated with catastrophic floods and hail in Alberta. In personal auto, rate decreases and an increase in severity contributed to lower underwriting results in the quarter. Underwriting income benefited from a $40.8 million reduction to claims liabilities to reflect higher market yields, which primarily affected prior year claims development. The market yield adjustment is described in section 7.

The following table reflects major changes in income before income taxes.

Table 2

	Three months ended June 30, 2007	**Six months ended June 30, 2007**
As reported in Q2 06	295.7	564.1
Lower favourable prior year claims development	(1.9)	(26.7)
Current accident year:		
Higher losses from catastrophes	(15.3)	(9.6)
Lower results from Facility Association	(11.0)	(4.4)
Lower underwriting income	(45.2)	(72.3)
Change in net underwriting income	(73.4)	(113.0)
Higher (lower) net gains on invested assets and other gains	18.8	(62.8)
Higher interest and dividend income, net of expenses	5.5	19.1
Corporate and distribution	4.2	14.8
As reported in Q2 07	**250.8**	**422.2**

Year-to-date 2007

Direct premiums written increased by 3.9%, excluding pools, despite an overall rate decline of 2.1%. Growth was driven by a 3.5% increase in the number of written insured risks and a rise in the average amount insured. Personal lines continued to demonstrate strong growth, driven by successful initiatives to maximize growth in the broker network and expand direct-to-consumer channels.

Net income was down by 18.2% in the first six months of the year due to a combination of lower underwriting income, as well as lower net gains on invested assets in the first quarter compared to unusually high gains in the first quarter of 2006. A lower effective tax rate, higher dividends and an increase in income from the corporate and distribution segment positively impacted results in the period.

Year-to-date, the effective income tax rate was 24.1% versus 30.5% in the first six months of 2006. The rate decline is described in more detail in the second quarter discussion above.

Underwriting income was positively impacted by a reduction to claims liabilities to reflect higher market yields (see section 7). Higher current accident year claims were driven by a marked increase in severity in personal property and commercial non-auto. Frequency rose modestly in personal lines and decreased in the commercial business in the first half of the year.

In the first quarter, one less day of earned premiums was included in the quarter results, which negatively impacted underwriting income by $10.8 million. In the second quarter, there was no impact on underwriting income.

Return on equity

Return on Equity ("ROE") for the twelve-month period ending June 30, 2007 was 18.3% compared to 27.5% for the same period last year. The decline was due to lower year-over-year net income in the first half of 2007.

ROE is a non-GAAP measure calculated by dividing net income for the period by the average shareholders' equity during the same period. The average shareholders' equity is the mean of shareholders' equity at the beginning and end of the period. Shareholders' equity includes accumulated other comprehensive income ("AOCI").

Recent events

In response to increasing consolidation in the mutual fund distribution industry, evolving market trends and the need to offer a broader array of financial products and services, ING Canada initiated a strategic review of its wealth management business last year. Ultimately, the Company concluded that its brokers, financial services representatives and their clients would benefit from the more specialized support of a dedicated and well-established financial products distribution company. On August 2, 2007, ING Canada announced that it reached definitive agreements to transfer its mutual fund assets administered by ING Wealth Management ("IWM") to Groupe Cloutier Inc. ("Groupe Cloutier") in Quebec and Worldsource Financial Management Inc. ("Worldsource") in the rest of Canada. Groupe Cloutier and Worldsource will provide ING Canada's brokers and representatives with access to products and services offered through IWM and will sponsor existing independent financial services representatives of IWM.

Historically, IWM did not contribute materially to the Company's annual results. The transfer of assets from IWM to Groupe Cloutier and Worldsource is subject to regulatory approvals and is expected to be completed in Fall 2007. Costs associated with the transfer of assets will not have a material impact in 2007.

Groupe Cloutier is a well established financial services brokerage that has been operating in Quebec for over 25 years. The company has over 1000 financial services representatives and 100 employees.

A subsidiary of Guardian Capital Group Limited, Worldsource Financial Management Inc. is a mutual fund dealer offering a wide range of investment products and services through more than 500 independent mutual fund representatives.

SECTION 4 – CONSOLIDATED PERFORMANCE REVIEW

Written insured risks

The number of written insured risks grew 3.2% during the quarter and by 3.5% year-to-date, driven by solid growth in personal lines. In commercial lines, the number of insured risks was flat in both quarters this year.

Direct premiums written

Excluding pools, direct premiums written increased 3.7% in the second period and 3.9% year-to-date, compared to the previous year, driven by strong growth in written insured risks and the average amount insured.

Net claims and general expenses

Table 3

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net claims:						
(Favourable) prior year claims development	**(37.6)**	(39.5)	(4.7)%	**(49.8)**	(76.5)	(34.9)%
Current year catastrophes	**14.9**	(0.4)	n/a	**14.9**	5.3	181.1%
Current year claims	**624.0**	537.8	16.0%	**1,261.8**	1,126.5	12.0%
Total	**601.3**	497.9	20.8%	**1,226.9**	1,055.3	16.3%
Commissions, net	**147.6**	154.9	(4.7)%	**301.2**	317.9	(5.3)%
Premium taxes, net	**34.0**	33.2	2.3%	**67.6**	65.3	3.6%
General expenses, net	**101.5**	104.1	(2.5)%	**205.0**	208.5	(1.7)%
Total	**884.4**	**790.1**	**11.9%**	**1,800.7**	**1,647.0**	**9.3%**
Combined ratio	**90.6%**	**82.7%**	**7.9 pts**	**93.1%**	**87.0%**	**6.1 pts**

Prior year claims development

Favourable prior year claims development declined slightly in the second quarter and by $26.7 million year-to-date compared to the same periods in 2006. The decrease in favourable prior year claims development year-to-date was mainly due to less favourable development in personal auto due to higher accident benefit and bodily injury claims. Prior year claims development benefited from an adjustment to claims liabilities to reflect higher market yields discussed in section 7.

Catastrophes

In the second quarter, underwriting income was negatively affected by $14.9 million in catastrophe-related claims compared to a $0.4 million positive impact in the same period in 2006. Floods in Calgary and hail storms in Edmonton caused the catastrophe-related claims in the second quarter.

Current accident year claims

Current accident year claims were up in the second quarter and year-to-date mainly due to a rise in severity of property claims. Personal auto claim severity was up in the second quarter. Overall, frequency decreased in both personal and commercial lines in the second period. Year-to-date, frequency was up modestly in personal lines and down in commercial lines.

Commissions

Variable commissions were down in the second quarter and year-to-date due to lower underwriting results.

Industry pools

Industry pools consist of the so-called "residual market" as well as risk-sharing pools ("RSP") in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except the Quebec RSP. In the second quarter and year-to-date, the net effect of transfers in and out of these pools on current accident year results was negligible despite a negative impact from the Facility Association.

Interest and dividend income, net of expenses

Table 4

	Three months ended June 30			Six months ended June 30		
	2007	2006	Change	2007	2006	Change
Interest income	**47.3**	49.8	(5.0)%	**97.9**	95.8	2.2%
Dividend income	**44.6**	37.5	18.9%	**85.5**	70.5	21.3%
Interest and dividend income, before expenses	**91.9**	87.3	5.3%	**183.4**	166.3	10.3%
Expenses	**(5.0)**	(5.8)	(13.8)%	**(9.8)**	(11.7)	(16.2)%
Interest and dividend income, net of expenses	**86.9**	**81.5**	**6.6%**	**173.6**	**154.6**	**12.3%**

Interest income

Interest income is derived from debt securities, most of which are corporate and government issued securities. The $2.5 million decline in interest income in the second quarter was due to the sale of short-term invested assets used to fund a $500.0 million share buyback in the first quarter.

Dividend income

The increase in dividend income in the second quarter and year-to-date was due to an increase in equity holdings and higher dividend yields versus the same periods in 2006.

Market-based yield

The market-based yield is a non-GAAP measure that represents the total interest and dividend income (before expenses) divided by the average fair values of equity and debt securities held during the reporting period. The market-based yield was 5.2% in the second quarter compared to 4.9% in the same quarter of last year. Year-to-date, the market-based yield was 5.1% versus 4.7% in the first six months of 2006.

Net gains on invested assets and other gains

Table 5

	Three months ended June 30			Six months ended June 30		
	2007	2006	Change	2007	2006	Change
Debt securities:						
Realized (losses) gains	**(14.8)**	(14.2)	4.2%	**(9.4)**	13.0	(172.3)%
Unrealized losses	**(32.6)**	-	n/a	**(35.1)**	-	n/a
Impairments	**(1.3)**	-	n/a	**(1.3)**	-	n/a
Gains on derivatives	**15.1**	3.7	308.1%	**14.8**	7.9	87.3%
Equity securities:						
Realized gains	**96.3**	38.4	150.8%	**129.9**	116.8	11.2%
Unrealized (losses) gains	**(2.2)**	-	n/a	**1.1**	-	n/a
Impairments	**-**	(6.7)	n/a	**(12.6)**	(9.6)	31.3%
(Losses) gains on derivatives	**(6.9)**	12.4	(155.6)%	**(8.3)**	11.6	(171.6)%
Other	**-**	1.2	n/a	**0.6**	2.8	(78.6)%
Total before income taxes	**53.6**	**34.8**	**54.0%**	**79.7**	**142.5**	**(44.1)%**
After income taxes	**35.6**	**23.4**	**52.1%**	**48.1**	**95.4**	**(49.6)%**

Net gains on invested assets

In the second quarter, pre-tax gains on invested assets and other gains increased by $18.8 million reflecting an increase in gains on equity securities driven by more favourable equity market conditions and a decrease in impairments. Bond market values fell sharply in the second quarter following interest rate increases, resulting in realized and unrealized losses on debt securities including losses on held-for-trading instruments. On a year-to-date basis, significantly lower realized gains on invested assets in the first quarter offset higher gains in the second period.

From quarter to quarter, realized gains fluctuate due to the timing of asset dispositions and market conditions. The Company's objective is to maximize after-tax total returns and generate long-term value over time, balancing preservation of capital, risk diversification and tax mitigation strategies.

Net operating income

Table 6

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net income	**194.3**	206.0	(5.6)%	**320.6**	391.8	(18.2)%
Net gains on invested assets and other gains, after income taxes (table 5)	**35.6**	23.4	52.1%	**48.1**	95.4	(49.6)%
Net operating income	**158.7**	182.6	(13.1)%	**272.5**	296.4	(8.1)%
Average outstanding common shares (millions)	**124.5**	133.7	(6.9)%	**129.0**	133.7	(3.5)%
Net operating income per share (dollars)	**1.27**	**1.37**	**(7.3)%**	**2.12**	**2.22**	**(4.5)%**

Net operating income and net operating income per share are non-GAAP measures. Net operating income is equal to net income less net gains on invested assets and other gains, after tax. Net operating income per share is equal to net operating income for the period divided by the average outstanding number of common shares for the same period. These measures may not be comparable to similar measures used by other companies, however, they are widely used in the investment community to assess the Company's performance.

Other comprehensive income

Other comprehensive income ("OCI") was introduced with the new accounting standards in 2007. OCI includes the changes in fair values of invested assets classified as available for sale, less the gains realized on their sale which are reclassified to income. Both items are tax affected. OCI was negative year-to-date by $98.5 million. Negative other comprehensive income reflects the decline in the net unrealized gain position during 2007 caused by higher market interest rates and by equity dispositions.

SECTION 5 – SEGMENT PERFORMANCE REVIEW

The Company's segments are P&C insurance (underwriting) and corporate and distribution. ING Canada's core business activity is underwriting which is further divided into personal and commercial business lines. The corporate and distribution segment includes the results of the Company's distribution operations and other corporate items. The Company holds invested assets in its holding company as well as in its P&C subsidiaries. These assets generate interest and dividend income as well as realized and unrealized gains, both of which have been discussed in detail above.

Underwriting - Personal insurance

Table 7

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands):						
Automobile	**771.2**	741.8	4.0%	**1,291.8**	1,238.3	4.3%
Property	**482.7**	468.3	3.1%	**804.8**	779.5	3.2%
Total	**1,253.9**	**1,210.1**	**3.6%**	**2,096.6**	**2,017.8**	**3.9%**
Direct premiums written (excluding pools):						
Automobile	**617.1**	583.7	5.7%	**1,039.0**	979.3	6.1%
Property	**262.2**	241.7	8.5%	**430.4**	396.4	8.6%
Total	**879.3**	**825.4**	**6.5%**	**1,469.4**	**1,375.7**	**6.8%**
Net premiums earned:						
Automobile	**500.6**	476.0	5.2%	**986.8**	940.4	4.9%
Property	**205.7**	194.9	5.5%	**405.9**	384.8	5.5%
Total	**706.3**	**670.9**	**5.3%**	**1,392.7**	**1,325.2**	**5.1%**
Net underwriting income:						
Automobile	**73.8**	78.3	(5.7)%	**87.7**	108.6	(19.2)%
Property	**(23.9)**	23.2	(203.0)%	**(0.7)**	32.8	(102.1)%
Total	**49.9**	**101.5**	**(50.8)%**	**87.0**	**141.4**	**(38.5)%**
Ratios						
Claims ratio	**65.3%**	55.8%	9.5 pts	**65.7%**	59.6%	6.1 pts
Commissions ratio	**15.0%**	16.4%	(1.4) pts	**15.5%**	16.8%	(1.3) pts
Premium taxes ratio	**3.4%**	3.4%	0.0 pts	**3.5%**	3.4%	0.1 pts
General expenses ratio	**9.2%**	9.3%	(0.1) pts	**9.1%**	9.5%	(0.4) pts
Combined ratio	**92.9%**	**84.9%**	**8.0 pts**	**93.8%**	**89.3%**	**4.4 pts**

Second quarter 2007

Direct written premiums grew by 6.5% excluding pools, driven by a 3.6% increase in written insured risks and a rise in the amount insured in both personal auto and personal property. On average, rates decreased by 2.9% in personal auto and increased by 1.0% in personal property.

Underwriting income was negatively affected by an increase in current year claims severity in personal property, rate decreases and higher severity in personal auto, and lower favourable prior year claims development. Catastrophic claims associated with floods and hail in Alberta also negatively affected results in the second period. Overall, claims frequency was stable during the quarter.

Year-to-date 2007

Excluding pools, direct premiums written rose 6.8% in the first half of the year, driven by a 3.9% increase in the number of written insured risks and an increase in average amount insured. Average rates in personal auto decreased by 3.1% and increased by 0.7% in personal property year-to-date.

Underwriting income was lower due to an increase in current accident year claims severity, rate decreases in personal auto and lower favourable prior year claims development. Catastrophe-related claims in Alberta in the second quarter also negatively impacted underwriting results for the first half of the year. Frequency in personal auto was up slightly and flat in personal property.

Underwriting - Commercial insurance

Table 8

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands):						
Automobile	**79.2**	79.3	(0.1)%	**134.2**	133.9	0.2%
Non-auto	**66.5**	66.7	(0.3)%	**119.3**	119.5	(0.2)%
Total	**145.7**	**146.0**	**(0.2)%**	**253.5**	**253.4**	**0.0%**
Direct premiums written (excluding pools):						
Automobile	**98.3**	102.4	(4.0)%	**166.9**	170.7	(2.2)%
Non-auto	**232.2**	238.6	(2.7)%	**419.8**	432.5	(2.9)%
Total	**330.5**	**341.0**	**(3.1)%**	**586.7**	**603.2**	**(2.7)%**
Net premiums earned:						
Automobile	**79.9**	82.0	(2.6)%	**159.1**	162.7	(2.2)%
Non-auto	**190.5**	202.8	(6.1)%	**381.5**	404.7	(5.7)%
Total	**270.4**	**284.8**	**(5.1)%**	**540.6**	**567.4**	**(4.7)%**
Net underwriting income (loss):						
Automobile	**10.4**	15.4	(32.5)%	**14.5**	21.7	(33.2)%
Non-auto	**31.9**	48.8	(34.6)%	**31.1**	82.5	(62.3)%
Total	**42.3**	**64.2**	**(34.1)%**	**45.6**	**104.2**	**(56.2)%**
Ratios						
Claims ratio	**51.9%**	43.4%	8.5 pts	**57.7%**	46.9%	10.8 pts
Commissions ratio	**19.4%**	20.2%	(0.8) pts	**20.1%**	21.1%	(1.0) pts
Premium taxes ratio	**3.6%**	3.6%	0.0 pts	**3.6%**	3.5%	0.1 pts
General expenses ratio	**9.5%**	10.3%	(0.8) pts	**10.1%**	10.1%	0.0 pts
Combined ratio	**84.3%**	**77.5%**	**6.9 pts**	**91.6%**	**81.6%**	**9.9 pts**

Second quarter 2007

Excluding pools, direct premiums written decreased by 3.1% in commercial lines reflecting a shift in the portfolio mix toward smaller commercial accounts. Written insured risks were relatively flat.

The decrease in underwriting income was caused by an increase in severity in commercial non-auto. In commercial auto, lower underwriting income reflects adverse prior year claims development offset by lower current year claims. Overall, favourable prior year claims development increased in commercial lines. Frequency in commercial lines was down in the second quarter.

Softer growth in commercial lines reflects the competitiveness of the commercial segment. ING Canada's commercial book is focused on small- to medium-sized accounts, which are less price-sensitive than larger commercial accounts, providing some insulation in a more aggressive pricing environment.

Year-to-date

Direct premiums written excluding pools were down 2.7% in the first half of the year primarily due to a change in portfolio mix, referred to in the second quarter discussion. The number of written insured risks was down slightly.

Underwriting income was down significantly for the first six months of the year due to an increase in severity of current year claims in commercial non-auto. Current accident year claims improved in commercial auto year-over-year due to lower frequency and severity.

Corporate and distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other activities.

Table 9

	Three months ended June 30			Six months ended June 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Distribution income	**32.6**	30.3	7.6%	**56.4**	49.3	14.4%
Distribution expenses	**21.3**	17.6	21.0%	**42.6**	32.3	31.9%
Distribution earnings	**11.3**	12.7	(11.0)%	**13.8**	17.0	(18.8)%
Other income, net	**6.7**	3.1	116.1%	**22.4**	8.4	166.7%
Interest on debt	**-**	2.0	(100.0)%	**-**	4.0	(100.0)%
Income before income taxes	**18.0**	**13.8**	**30.4%**	**36.3**	**21.4**	**69.6%**

Distribution income and expenses have increased in line with growth in the Company's network of affiliated independent brokerages (Affiliated Distribution Network). Other income in the second quarter includes a reduction to a provision established for a prior year divestiture that became redundant. The reduction was $16.0 million in the second quarter and $28.0 million year-to-date.

SECTION 6 – SUMMARY OF QUARTERLY RESULTS

Table 10

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Written insured risks (thousands)	**1,399.7**	950.4	1,051.1	1,242.9	1,356.1	914.9	1,012.7	1,195.2
Direct premiums written (excluding pools)	**1,209.8**	846.3	955.6	1,059.1	1,166.4	812.5	913.6	997.1
Total revenues	**1,152.2**	1,099.6	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3
Underwriting income	**92.3**	40.3	62.3	95.9	165.6	79.9	126.3	116.7
Net income	**194.3**	126.2	109.4	156.8	205.9	185.9	196.9	202.8
Combined ratio (%)	**90.6**	95.8	93.6	89.9	82.7	91.5	86.9	87.7
EPS-basic/diluted (dollars)	**1.56**	0.95	0.82	1.17	1.54	1.39	1.47	1.52
(Favourable) prior year claims development	**(37.6)**	(12.2)	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)	(93.6)

The insurance business is seasonal in nature. While our underwriting revenues are generally stable from quarter to quarter, underwriting income is typically higher in the second and third quarters of each year. This is driven by lower combined ratios in those periods, which is reflected in the seasonal index below.

Seasonal indicator

Table 11

	2006	2005	2004	2003	Four-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

SECTION 7 – FINANCIAL CONDITION

7.1 Balance Sheet Analysis

The table below shows the balance sheet as reported on December 31, 2006 compared to the one as at January 1, 2007 after adopting the new accounting standards as well as the one as at June 30, 2007.

Table 12

	As at		
	June 30, 2007	**Jan. 1, 2007**	**Dec. 31, 2006**
Cash and cash equivalents	**5.6**	125.9	125.9
Invested assets	**7,059.5**	7,503.9	7,241.9
Premiums receivables	**1,478.7**	1,366.9	1,366.9
Accrued interest and dividend income	**54.8**	51.1	51.1
Other receivables	**394.3**	282.8	282.8
Deferred acquisition costs	**375.9**	372.8	372.8
Reinsurance assets	**266.2**	290.1	288.1
Other assets	**252.6**	246.0	246.0
Income taxes receivable	**133.6**	54.1	54.1
Future income tax asset	**69.9**	55.5	119.2
Intangible assets and goodwill	**227.1**	228.5	228.5
Total assets	**10,318.2**	**10,577.6**	**10,377.3**
Claims liabilities	**3,878.8**	3,841.5	3,823.5
Unearned premiums	**2,341.1**	2,264.1	2,264.1
Other liabilities	**902.2**	922.4	844.9
Income taxes payable	**16.1**	24.0	24.0
Total liabilities	**7,138.2**	**7,052.0**	**6,956.5**
Share capital	**1,101.9**	1,183.9	1,183.9
Contributed surplus	**96.8**	93.5	93.5
Retained earnings	**1,970.8**	2,139.1	2,143.4
AOCI	**10.5**	109.1	-
Total shareholders' equity	**3,180.0**	**3,525.6**	**3,420.8**
Total liabilities and shareholders' equity	**10,318.2**	**10,577.6**	**10,377.3**
Book value per share	**25.55**	**26.40**	**25.58**

The following analysis of the balance sheet is divided in two sections, one describing the impact of the adoption of new accounting standards as described below on January 1, 2007 and one describing the significant variances on selected items at the end of Q2 07 after reflecting the successful completion of the share buy-back of March 30, 2007.

Impact of the adoption of new accounting standards on January 1, 2007

The adoption of new accounting standards on January 1, 2007 has increased net assets by $104.8 million as follows:

- Invested assets increased by $262.0 million to reflect the difference between their book values and fair values on December 31, 2006. Also included is the value of derivatives embedded in our preferred shares which was not previously recognized for $71.6 million, an amount subject to refinement, as well as a $9.2 million reduction of fair values to reflect bid/ask prices rather than closing prices in the valuation of investments. Historically, we disclosed fair values of invested assets based on closing prices.
- Claims liabilities increased by $18.0 million to reflect discounting at rates reflecting market conditions rather than book rates as was the case in prior periods. The adjustment also affects reinsurance assets as the reinsurers' share of the claims liabilities was increased by $2.0 million for the same reasons.
- Other liabilities increased by $77.6 million to reflect the difference between the book values and fair values of short securities and the value of the embedded derivatives discussed above of $71.6 million, also subject to refinement.
- The changes above were all tax-affected and as a result, the future income tax asset was reduced by $63.7 million.

The impact of the above changes is reflected in different accounts of shareholders' equity depending on whether they are classified as held-for-trading or available for sale. In summary:

- Retained earnings were reduced by $4.3 million, due to the changes which relate to instruments classified or designated as held-for-trading and net claims liabilities.
- AOCI, a new component of shareholders' equity, increased by $109.1 million being the change related to assets classified as available for sale (see table 14).

Review of selected accounts at the end of Q2 07 compared to January 1, 2007

Invested assets decreased $444.4 million mainly due to the share buyback of $501.1 million in the first quarter. During the second quarter, short-term securities were transferred to invested assets.

Other receivables, deferred acquisition costs and **unearned premiums** are higher due to the seasonality of sales between quarters. A portion of deferred acquisition costs related to prior acquisitions were reclassified to goodwill during the quarter.

Income taxes receivable are higher due to the timing of tax payments.

Claims liabilities are up slightly in the quarter due to a higher number of policies in force. Note 4 of the Unaudited Interim Consolidated Financial Statements provides a full reconciliation of the changes in claims liabilities.

Market yield adjustment

Claims liabilities are measured using accepted actuarial practice, taking into account the time value of money and provisions for adverse deviations. Changes in these estimates will affect the valuation of claims liabilities. Prior to 2007, claims liabilities were discounted using book rates which were generally adjusted annually. Claims liabilities are now discounted at rates reflecting current market conditions, according to new accounting principles introduced at the beginning of the year. A significant increase in interest rates in the second quarter of 2007 resulted in a $40.8 million reduction of claims liabilities which had a positive impact on underwriting income and net operating income in the period. Of the $40.8 million, $33.9 million affected prior year claims development.

Under the new accounting standards, we have classified certain debt securities as held-for-trading. The effect of changes in the market value of these securities is reflected in income. The impact on net income was minimal as a result of the adjustment to held-for-trading debt securities and the market yield adjustment to claims liabilities.

While the new accounting standards became effective in January 2007, interest rates were relatively unchanged at the end of first quarter compared to December 31, 2006; therefore, the market yield adjustment to claims liabilities and held-for-trading securities was immaterial in the first quarter.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are revaluated quarterly for redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 13

	Accident Year										
	Total	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997 & -**
Original reserve		1,178.0	1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	1,276.9
Development during Q2 2007	(37.6)	(2.4)	(8.9)	(8.8)	(4.4)	(1.2)	(4.8)	(3.7)	7.3	(10.8)	0.0
As a % of original reserve		(0.2)%	(0.8)%	(0.8)%	(0.5)%	(0.1)%	(0.7)%	(0.6)%	1.3%	(2.0)%	0.0%
Development during YTD 2007	(49.8)	17.5	(20.3)	(16.7)	(4.0)	(2.5)	(5.5)	(4.7)	6.3	(12.4)	(7.6)
As a % of original reserve		1.5%	(1.8)%	(1.5)%	(0.4)%	(0.3)%	(0.7)%	(0.7)%	1.1%	(2.3)%	(0.6)%
Cumulative development		17.5	(78.2)	(207.7)	(178.5)	(20.8)	43.6	31.7	45.8	(20.7)	(177.6)
As a % of original reserve		1.5%	(7.0)%	(18.6)%	(18.3)%	(2.5)%	6.0%	4.8%	7.8%	(3.8)%	(13.9)%

The $18.0 million decrease in direct claims liabilities related to the transition to new accounting standards was added to the opening claims liabilities but is reflected in the table above only for the portion ($4.9 million) that relates to the 2006 accident year. Other original reserve amounts have not been restated in this table.

Other liabilities are down due to the reduction of prior year's accruals.

Shareholders' equity was reduced significantly as a result of the share buy-back. The total cost of the purchase was $501.1 million, including expenses net of income taxes. An amount of $82.0 million was deducted from share capital and the remainder from retained earnings. The unaudited interim statement of changes in shareholders' equity provides a complete reconciliation of the changes that occurred during the quarter. There are 124,472,761 outstanding common shares as of August 7, 2007.

Accumulated other comprehensive income is a new component of shareholders' equity. It reflects the unrealized gains or losses related to available for sale assets.

Table 14

	Six months ended June 30		
	Pre-tax	**Taxes**	**After-tax**
Unrealized gains as reported on December 31, 2006	201.3	n/a	n/a
Items not included in AOCI	(2.8)	n/a	n/a
Reduction to recognize fair values at the bid/ask price	(9.2)	n/a	n/a
Transfers to retained earnings for held-for-trading instruments	(14.8)	n/a	n/a
Opening AOCI balance	174.5	(65.4)	109.1
Changes in fair values during the period	(54.0)	22.5	(31.5)
Realized gains reclassified to income during the period	(108.1)	41.0	(67.1)
AOCI as at June 30, 2007	**12.4**	**(1.9)**	**10.5**

The table above shows how the unrealized gains reported as at December 31, 2006 have been treated at the transition date and subsequently in the first half of the year. On transition, the fair values were adjusted downwards to reflect bid/ask prices rather than closing prices. Unrealized gains on held-for-trading instruments were transferred to retained earnings on January 1, 2007 consistent with the new accounting standards. These unrealized gains will not flow through the income statement in the future.

Unrealized gains on available for sale assets were $174.5 million after transition on January 1, 2007. During the first half of the year, the Company sold available for sale assets resulting in realized net gains of $67.1 million. These were transferred to net gains on invested assets and other gains in the income statement. Available for sale assets lost value during the first six months of the year, representing a reduction of $31.5 million in AOCI.

7.2 Liquidity and Capital Resources

Cash Flows and Liquidities

Table 15

	Three months ended June 30			Six months ended June 30		
Selected inflows and (outflows)	**2007**	**2006**	**Change**	**2007**	**2006**	**Change**
Operating activities:						
Cash provided by operating activities	**202.1**	232.1	(12.9)%	**104.6**	130.9	(20.1)%
Investing activities:						
Net (purchases) proceeds from the sale of invested assets	**(249.1)**	(544.1)	(54.2)%	**358.7**	(185.0)	(293.9)%
Financing activities:						
Dividends paid	**(33.6)**	(33.4)	0.6%	**(69.7)**	(66.9)	4.2%
Redemption of common shares for Cancellation	**-**	-	-	**(501.1)**	-	-
Cash at the end of the quarter	**5.6**	185.6	(97.0)%	**5.6**	185.6	(97.0)%

Cash flows from operating activities were similar in 2007 compared to 2006 both for the second quarter and year-to-date. In the second quarter, the cash provided by operating activities was entirely invested except for the amount paid as dividends.

During the previous quarter, the share buyback used $501.1 million of cash. Year-to-date, dividends paid used another $69.7 million. To cover these outflows, the Company sold invested assets of $358.7 million, most of which were held in short-term notes.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $454.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at June 30, 2007. During Q2 07, the P&C subsidiaries paid to the holding company dividends of $77.0 million net of capital injections, thus reducing the excess over MCT.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 16

MCT – P&C COMPANIES	ING Insurance	Belair Insurance	Nordic Insurance	ING Novex Insurance	Trafalgar Insurance	Total
At June 30, 2007						
Total capital available	**948.4**	**196.2**	**826.7**	**140.5**	**125.0**	**2,236.8**
Total capital required	**516.6**	**93.7**	**453.0**	**66.2**	**58.7**	**1,188.2**
Excess capital	**431.8**	**102.5**	**373.7**	**74.3**	**66.3**	**1,048.6**
MCT %	**183.6%**	**209.5%**	**182.5%**	**212.3%**	**212.8%**	**188.2%**
Excess at 150%	**173.5**	**55.7**	**147.1**	**41.3**	**36.9**	**454.5**
At December 31, 2006						
Total capital available	1,073.7	282.0	966.8	49.3	61.7	2,433.5
Total capital required	554.5	104.8	466.8	14.4	18.2	1,158.7
Excess capital	519.2	177.2	500.0	34.9	43.5	1,274.8
MCT %	**193.6%**	**269.0%**	**207.1%**	**341.2%**	**338.8%**	**210.0%**
Excess at 150%	242.0	124.8	266.7	27.6	34.4	695.5

On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by 2.0 cents to 27.0 cents, an 8.0% increase. A quarterly cash dividend of 27.0 cents per common share was paid on June 29, 2007 and March 30, 2007.

Credit ratings

ING Canada Group has an A+ (Superior) rating from A.M. Best, which was reaffirmed by them on July 3, 2007. Our primary insurance subsidiaries are rated A+ by Standard & Poor's, and ING Canada Inc.'s senior unsecured debt is rated A (low) by DBRS.

SECTION 8 – ACCOUNTING AND DISCLOSURE MATTERS

8.1 Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting occurred during the interim period ending on June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

8.2 Critical Accounting Estimates and Assumptions

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A. However, some estimates were modified or applied differently following the adoption of the new accounting standards related to financial instruments:

- Net claims liabilities are now discounted using a rate reflecting market condition instead of a book rate. The value of the net claims liabilities carried on the consolidated balance sheet was then impacted.
- The changes in fair values of invested assets designated or classified as held-for-trading are now fully recognized in the consolidated statement of income, therefore impairment does not apply to these assets any longer. The impairment of invested assets is then applicable only to invested assets designated as available for sale and to loans.
- The derivatives embedded in our preferred shares are now carried separately from these preferred shares. The fair values of these embedded derivatives are determined based on one of a number of valuation techniques requiring judgment. Our final choice of valuation technique would not have any significant impact on the consolidated statement of income for the first half of the year.

8.3 Impact of New Accounting Standards

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The new provisions affected our accounting for financial instruments and hedges and introduced a new statement of comprehensive income and a new component of AOCI within our shareholders' equity. The impact on the Company's financial statements has been fully discussed earlier in the MD&A. Complementary information is presented below.

As per the standards, we classified or designated our financial assets and liabilities as held-for-trading, available for sale or loans and receivables.

- For assets classified as available for sale, the unrealized changes in fair values are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007, was accounted for as an opening adjustment to AOCI.
- We designated a portion of our invested assets supporting net claims liabilities, as held-for-trading, under which the unrealized gains and losses are recognized in income. Such classification reduces income statement volatility related to the changes in fair values of net claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, are also classified as

held-for-trading according to the new standards. Unrealized net gains related to investments designated or classified as held-for-trading as at January 1, 2007, have been accounted for as an adjustment to retained earnings.
- The net claims liabilities have been discounted using a rate reflecting market conditions instead of a book rate and an adjustment to the amount of net claims liabilities as at January 1, 2007, has been recorded to retained earnings following the change.
- Certain instruments have been designated as loans and receivables. These classifications had no significant impact as the invested assets continue to be carried at amortized cost.
- For our insurance subsidiaries, the Superintendent of Financial Institutions, Canada has imposed certain restrictions under guideline D-10, on the classification of assets as held-for-trading and we have respected these requirements.

Accounting Changes

Effective January 1, 2007, we applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we applied the Emerging Issues Committee ("EIC") Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, we will cease to use Canadian GAAP. The Company will continue to monitor the changes resulting from this transition.

SECTION 9 – RISK MANAGEMENT PRINCIPLES AND RESPONSIBILITIES

There were no significant changes from the information provided in the annual MD&A.

SECTION 10 – OTHER MATTERS

10.1 Related Party Transactions

We have ongoing transactions with related parties consisting mostly of:
- Management and advisory services;
- Reinsurance by an affiliated company; and
- Financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Note 6 to the accompanying Unaudited Interim Consolidated Financial Statements provides additional information on related party transactions.

On February 16, 2007, the Autorité des marchés financiers ("AMF"), the regulatory and oversight body for Quebec's financial sector, announced that Equisure Financial Network Inc. ("Equisure"), a subsidiary of the Company, has complied with all commitments undertaken by the Company under the agreement reached in December 2005. The AMF and Equisure have further agreed on the improvements that need to be made to the corporate structures of the property and casualty brokerages covered by the agreement; these agreed upon structures meet the AMF's requirement and comply with current legislation.

10.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

FILE NO. 82-35053

Form 52-109F2 - Certification of Interim Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark A. Tullis, Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

/s/ Mark A. Tullis

Mark A. Tullis
Chief Financial Officer

END